

06035657

P.E. 12-31-05 AR/S



NCO GROUP INC



ANNUAL REPORT
2005
Refining Our Edge

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

agility



consistency



balance



responsiveness



confidence



2005

edge

The Right Edge Makes All the Difference

Every NCO client enjoys the benefits of the competitive edge we bring to each relationship. Those benefits are as diverse as the ways we're able to deliver a particular edge to our clients: from people and skill sets, to technology and products, to subject matter expertise, or geography. Whatever edge we deliver, our clients are able to use it to their fullest advantage to give them an edge as well.

Once again, NCO has maintained its edge over the rest of the industry in providing clients with successful business process outsourcing (BPO) solutions. In 2005, we helped numerous clients reduce their operating expenses, increase their cash flow, and improve their own customers' experience. We continued to strengthen our portfolio of outsourcing services, which includes accounts receivable management, customer management services, and back office services for a diverse customer base.

SUMMARY FINANCIAL HIGHLIGHTS[1] | 2005

Amounts in thousands, except per share data

For the years ended December 31,	2005[2]	2004	2003	2002	2001[3]
Statement of Income Data					
Revenue	$ 1,052,283	$ 939,797	$ 753,816	$ 703,450	$ 683,873
Income from operations	91,337	102,470	89,551	91,049	57,344
Percent of revenue	8.7%	10.9%	11.9%	12.9%	8.4%
Net income	44,519	51,863	42,446	42,159	15,038
Net income per share – diluted	$ 1.33	$ 1.60	$ 1.54	$ 1.54	$ 0.58

December 31,	2005	2004	2003	2002	2001
Balance Sheet Data					
Cash and cash equivalents	$ 23,716	$ 26,334	$ 45,644	$ 25,159	$ 32,161
Working capital	171,587	73,457	106,409	107,731	97,478
Total assets	1,327,962	1,113,889	946,111	966,281	928,864
Long-term debt, net of current portion	321,834	186,339	248,964	334,423	357,868
Minority interest	34,643	—	26,848	24,427	21,213
Shareholders' equity	743,114	695,601	490,417	435,762	392,302

REVENUE (in thousands)

2005 | $ 1,052,283

2004 | $ 939,797

2003 | $ 753,816

2002 | $ 703,450

2001 | $ 683,873

INCOME FROM OPERATIONS (in thousands)

2005[2] | $ 91,337

2004 | $ 102,470

2003 | $ 89,551

2002 | $ 91,049

2001[3] | $ 57,344

NET INCOME PER SHARE – DILUTED

2005[2] | $ 1.33

2004 | $ 1.60

2003 | $ 1.54

2002 | $ 1.54

2001[3] | $ 0.58

(1) This data should be read in conjunction with the consolidated financial statements, including the accompanying notes, included elsewhere in this Annual Report.

(2) The year ended December 31, 2005, included restructuring charges, net of tax, of $6.0 million.

(3) The year ended December 31, 2001, included goodwill amortization expense, net of tax, of $11.9 million. In accordance with the adoption of FASB 142, we stopped amortizing goodwill on January 1, 2002.

The year ended December 31, 2001, included flood and restructuring related charges, net of tax, of $14.5 million.



>>...when it comes to the nature of the work we do for our clients, the work is as diverse as our clients themselves.<<

We're Putting A New Face On Outsourcing

Through a variety of innovative service offerings, NCO provides our clients with a powerful edge – an edge that's able to transform their business. A generation ago, when NCO was primarily a collection agency, we helped our clients turn their receivables into cash. Over time, our capabilities evolved into a full suite of accounts receivable management solutions, allowing us to manage our clients' receivables from inception through collections and sales. Further capitalizing on our reputation for innovative thinking, we continued to expand our expertise well beyond traditional accounts receivable and into providing more complete Customer Lifecycle Management.

Both NCO and our clients benefit from our strategy of operating four different business units in a fully integrated environment within multiple geographies. We offer appropriate levels of skill and training across numerous business lines and product specialties. And we offer custom technology solutions to handle each client's unique challenges. In fact, when it comes to the nature of the work we do for our clients, the work is as diverse as our clients themselves.

Through several acquisitions in the last two years, NCO is providing our clients with the ability to outsource more and more of their non-core processes that involve interaction with their customers. We allow our clients to do what they do best while taking over such functions as customer acquisition and billing, customer service and help desk, receivables tracking and collections, complaint resolution, and ultimately, the sale of uncollected receivables.



MICHAEL J. BARRIST
Chairman of the Board, President and CEO

The NCO edge – we provide these services even better than our clients can.

Our clients' edge – they get to focus their resources on mastering their marketplace.

Four Operating Units, One Distinct Edge

Accounts Receivable Management North America
NCO delivers results to our clients by designing, implementing and managing a wide variety of ARM solutions. We continue to offer new solutions to our clients. New technologies, new processes, new service locations, alternative labor sources. All of which give NCO an advantage in a highly competitive market place.

With the acquisition of RMA late in 2005, we increased the scale of our ARM business by 20%. Since the acquisition, we have fully integrated RMA's customer-facing capabilities while eliminating redundancy in many back office functions. We believe the synergies and leverage we achieved points to our ability to continue to grow our ARM business with increasing margins into the future.

Accounts Receivable Management International
Our international clients are now seeing the increasing complexity of debt that we have already experienced in North America. Centralized in the U.K., our international division is poised to deliver an ever-expanding menu of services across Europe. We're well positioned to help our international clients, as well as our local clients with international customers, deal with the increased volume and complexity of their accounts receivable. Additionally, we are now able to offer our full compliment of BPO services to this expanding base of NCO clientele.

Portfolio Management
Ranked among the top 10 debt purchasers, NCO helps our clients, in a number of domestic and international markets, to accelerate their cash flow and streamline operations by selling off their bad debt portfolios. While competition has increased in this market, prices are generally reasonable and NCO is fully committed to our strategy of buying only when the pricing makes sense, and staying out of the buying frenzy when prices are irrational. Our Portfolio Management division is poised for long-term growth in its legacy markets, as well as new markets such as medical and utilities receivables, which were entered as a result of recent business combinations. We are excited about these new opportunities.

Customer Relationship Management
NCO helps our clients understand and enrich the value each customer brings to their business. By delivering superior quality in our inbound and outbound call center service programs, NCO is able to communicate very effectively with existing and potential customers on behalf of our clients.

By carefully executing our business plan, we're improving our edge in CRM. Several new business opportunities have contributed significantly to our progress, including the largest opportunity in this division's history, which brings with it the potential to produce revenues approaching $100 million once it's fully implemented.

Physical Technology to Virtual Technology to Intelligent Technology

This year, we implemented new outbound Interactive Voice Response (IVR) technology, allowing us to collect lower yield and higher volume accounts with little human involvement. Our recent acquisition of the technologies of @Risk, Inc., a company specializing in applying proprietary processes to analytical data in order to predict consumer behavior, underscores our belief that combining new contact technologies with new predictive capabilities will significantly benefit our clients while lowering our costs. One of the most exciting new areas we're exploring is breakthrough technologies that use intelligent, pattern recognition programs to understand and predict consumer behavior in ways never before possible. We also recognize that this dramatic evolution in technologies, from once-standard hardware and software solutions, will improve efficiency and insight, as well as security and compliance, for NCO and for our clients.

Our Operational Sales Approach Serves Our Clients Well

When we look at our approach to sales, we continue our successful focus on operating performance and client relationships, which then enables us to expand the scope and breadth of services we offer our clients. We recognize that our existing client

base remains our greatest source of opportunity. An important part of our operational sales strategy is to tailor the size of our sales force to the opportunities in each marketplace and across markets. Right now, we're rapidly developing our high-end national sales force, dedicated to the larger opportunities which span the comprehensive services NCO offers across a broad set of industries. We're already seeing the fruits of this process in our CRM business and we expect it will continue to gain ground in ARM. At the same time, we continue to develop our smaller and medium-sized opportunities using dedicated sales teams – experts in particular industries. In this way, we can provide a more focused level of expertise well beyond the grasp of our competitors.

Our Size Equals Leverage Equals Advantage

At NCO, providing the best services to our clients means we also have to have the right relationships with our vendors. We need to ensure that we're always getting the most effective cost structure in the industry. That's how we deliver more for our clients, more affordably. The benefit of managing expenses is critically important to many resource allocation decisions for both NCO and our clients, especially when our performance is measured against ongoing client expectations to improve performance levels while lowering fees. The bottom line: we can maintain our outstanding performance for our clients when measured amongst our peers as we maximize profitability for our shareholders.

Our Foreign Labor Strategy Gives Us An Edge

We provide our clients with access to the most cost effective and efficient labor and professional expertise in the world. For our part, we go to the corners of the world to establish the labor resources needed to meet the client's goals relative to results and price. For our clients, we provide the ease and convenience of one contract and one point of contact.

We continue to strengthen our available labor force in the United States, as well as Canada, India, the Philippines, Barbados, Panama and Antigua, This competitive edge allows NCO to differentiate our service offerings as we improve our advantage in the ARM arena and further expand into the broader BPO market.

Taking Our Edge Into The Future

In 2005, we focused substantial efforts on earning a Department of Education contract renewal. While our upfront investment was even greater than previous DOE contracts, we finished the year strong and we're extremely pleased with our progress. Already, we're seeing benefits from the investments we've made in getting this new contract, and this should position us nicely for 2006. This is just one example of some of the investments we have made, and continue to make, as we prepare NCO for future opportunities and challenges.

Since 1926, NCO has consistently strived to reduce our clients' operating expenses, increase their cash flow and improve their end-customer experience. While this year was not without challenges, it was also rewarding. Our strategic edge captured the attention of more and more business leaders who now recognize the power of outsourcing their non-core business processes functions. Because of the many important improvements we're making to help clients achieve their goals, NCO will be able to leverage our significant edge as we continue to move forward through 2006 and beyond.



Michael J. Barrist
Chairman of the Board,
President and CEO

The Edge ~ Working Smarter

>> We have all the right people - smart people - in all the right positions in all the right geographies.<<

NCO has a significant edge over our competitors. We have teams of dedicated people who come to work and roll up their sleeves every day for our clients. For every client relationship, everyday, our associates accomplish what others deem un-accomplishable.

By working smarter, we build a much deeper relationship with our clients. When no one else can get it done, NCO has a knack for getting it done. Of course, there are still some businesses that think the only way to get an edge is to get bargain basement pricing. That's short-term thinking. Certainly NCO understands the allure of deep discounts, but we also know they seldom equate to an exceptional customer experience.

NCO is well positioned today and we're taking advantage of opportunities that make us stronger, more capable and even more beneficial to our clients. When we extend these advantages to our clients, it has a profound effect on their long-term success. Our edge gives them an edge.

The edge NCO offers is tangible. We have all the right people - smart people - in all the right positions in all the right geographies. We work hard to attract, train and retain the skilled people who are best suited to serve our clients. At NCO, our problem solving ability is second to none, and it shows in how we create value for our clients.

We grow as our clients need us to grow – always with an eye toward new technologies, the best processes, and the right people. NCO assembles teams comprised of associates with a high level of expertise in a given industry. This allows us to think about our clients from an insider's perspective, and apply our full depth and breadth of industry-specific knowledge.

NCO offers a very broad line of products, much broader than most of our competitors. One of the biggest advantages of our size is being able to deliver all of our various service offerings through one seamless and robust infrastructure. Clients who choose NCO get to put that edge to work for their companies, to better serve their customers. We're also a public company, which means the highest standards of the business world apply to us so we operate more transparently than our competition. What you see is what you get, and what you get is a very well-run business partner.


people



Is It Possible to Improve Collections While Preserving Customer Relationships?

case study

Banks and credit card companies give millions of people remarkable purchasing power. Occasionally, some of those cardholders get behind in their payments and need a gentle reminder. Some become progressively delinquent and the credit providers are left holding a bad debt. In the late 1990's, one of the nation's largest credit card issuers called on NCO to improve their receivables liquidation rates while maintaining strong customer relationships.

Dedicated Management Team

Starting with about 20 associates, NCO began providing the credit card company with outsourced third party collections on one of their portfolios. This relationship was one of the earliest outsourcing engagements for NCO and from the start, our approach meshed perfectly with that of our client. We consistently provide the type of customer service they want for traditional debt recovery services and more.

We are now this client's only partner delivering one-stop global solutions. We have more than [illegible] associates in nine locations across four countries, helping one of the largest credit card issuers in the world reduce their cost to collect what they are due. We serve our client through six different programs from early stage outsourcing to collection of charged-off accounts, as well as a new Hispanic customer service offering and a UK collections service. By pairing the right skill set and the right geography, we consistently deliver a custom solution with superior, cost effective results.

Confidence With 80 years of experience and more than 20,000 experienced client service professionals, NCO is a trusted industry leader.

Balance NCO has four business units with operations currently hosted in seven strategically chosen countries to provide the right services with the right staff at the right time in the right places.

Responsiveness With 18,000 workstations in 100 service center locations, NCO is positioned to respond to any assignment, big or small, and to do so faster than our competition.





confidence

balance

responsiveness

people

>>At the very core of everything we do for our clients, there is data ~ the DNA of our business.<<

Perhaps one of our most defining edges is our utilization and deployment of technology. NCO offers a very large platform with superior scalability. We have a strong, capable and proven infrastructure. Our redundant architecture isn't a luxury, it's a given, providing unsurpassed disaster recovery capabilities. Even more crucial to our clients' success: we have every technological capability we say we have. More often than not, smaller, less experienced, or even less viable companies can't afford to do the things that we can do. It's little wonder so many of these cut-rate vendors are no longer in operation.

Amazingly, when it comes to pricing, we're able to provide an edge there, too. NCO is always competitive. It's worth noting that a number of other companies are willing to say they can do some of what we do. A number of other companies are quick to dangle deep discounts in order to try and compensate for inexperience. Fortunately, our clients consistently tell us how much better off they are paying a fair and reasonable price to get an edge with NCO, than paying dearly for it later by trying a less reliable vendor.

NCO believes strongly in continually improving our capabilities for our clients. That means investing in our technology; both software and hardware. At the very core of everything we do for our clients is data, and data is the DNA of our business. How we get the data and how we use it to enhance performance efficiency is critical. There may be no single area as exciting or more packed with potential than the field of analytics (predictive analytic neural networks). NCO has a distinct advantage in exploring and harnessing the use of this higher level of analysis through our acquisition of the technologies of @RISK, Inc.

Using advanced statistical and machine learning techniques, historical data can be successfully applied to predict customer behavior, including payment patterns, which helps companies proactively build customer loyalty and maximize profitability. Of course, predicting customer behavior alone is not the breakthrough. The breakthrough is an integrated decision-making framework that takes expected profitability into consideration when suggesting particular incentives offered through specific channels to individuals. This ingenious approach can optimize customer value and ultimately lead to the highest levels of customer satisfaction and loyalty, as well as financial gain.











Can We Help Our Clients Predict Their Customers' Next Move?

case study

Predictive Solutions

Attracting the right customers is difficult enough. Holding on to them is equally critical. Getting them to pay is paramount. But how do you know which customers will become your best customers? Which ones will stay on, and for how long? Which ones will defect when an appealing offer from a competitor comes along? Who will pay and who will not pay their bills? The answers are there. It's all a matter of knowing where to look and what to look for.

In 2005, NCO acquired the technologies of @RISK, Inc., a leader in Customer Experience Management and a pioneer in predictive solutions. Their cutting edge work in developing proprietary pattern recognition techniques (neural network protocols) searches through customers' demographic and behavioral data to better determine the patterns and profiles that precede purchase, payment, growth or defection. These predictive solutions are enabling NCO to help clients deliver the right product, to the right person, at just the right time, to get paid for the goods or services provided.

As a result of our proprietary pattern recognition technologies, we can provide our clients with the drivers of each customer's prediction score in order to facilitate more successful integrated customer management outreach programs. These predictive solutions also give our clients quantifiable numbers to determine the right resource allocation for the task. Exciting technologies allow NCO to help clients create one-to-one relationships with their customers, and intricately manage the entire customer lifecycle ~ further strengthening the relationship with their customers and with us.

Flexibility NCO customer contact centers flexibly support growing volumes at the highest service levels providing uniquely scalable solutions for clients.

Availability The NCO global network of centers — onshore, near-shore, and offshore — provide the capability to choose the solution that will balance optimal quality and minimized costs, resulting in the maximum ROI for our clients.

Security NCO is committed to providing total security — both physical and virtual — for our clients and their data.

Accountability Through our network data center, staffed 24 x 7, and through both on- and off-site redundancy and backup systems, NCO is poised to respond to any potential hurdle or disaster.



Always Edging Forward

>>While we've taken a decisive leadership role in Business Process Outsourcing, we also see where we need to take it next.<<

Being at the head of our industry is not enough. We're redefining our industry. Tweaking. Evaluating. Advancing. Constantly using our competitive advantage to sharpen our edge.

While we've taken a decisive leadership role in Business Process Outsourcing, we also see where we need to take it next - away from the perception of BPO as a commodity and elevated instead to a place where its added value is recognized. We're working to deliver services beyond the purely tactical, so that more and more clients will recognize the advantage of turning to NCO for strategic insights and solutions.

Already, many clients looking for an outsourcing partner realize that lowest cost, while attractive, is not the leading factor it once was. Clients expect superior performance, and they should always get it. Dependability is a new driver. Consistency is critical. Additionally, clients, more and more, are looking for ironclad security and privacy.

In short, the most important feature clients seek is accountability. Can you really deliver what you say you can? Do you have the capabilities? Will you truly perform as promised? Our answer is unequivocally yes, yes and yes. While others might be prone to grand visions backed by wishful thinking, at NCO we do what we say we will do. What's more, we do it better than our competitors.

NCO enjoys a track record that elevates us above the previously commoditized nature of our industry. Clients who historically measured outsourcing services on the scales of faster, better, cheaper, are coming to realize that what they really want is results. Our clients are now seeing there is greater value in what they pay us to deliver those results. That means we have to continue to do our jobs, do them right, and continuously find new ways to do them better than any of our competitors. We recognize that as long as we help make our clients successful at meeting their business objectives, we will be successful at meeting ours.

We know we're in the right businesses, and we know we're headed on the right course. That course means taking our client relationships to a higher level, and at the same time, to a deeper level. We're working to build even stronger connections. True, collaborative working relationships go beyond event-based vendor contracts. This healthy sharing of talent, vision and communication will result in stronger partnerships and more profitable partners.



process





What happens when incoming service calls are treated as potential sales calls?

In 2005, consumers spent an estimated $143 billion online, up 22 percent from 2004. Today, traditional brick-and-mortar retailers who want to compete must rely on call centers for everything from customer service to order support to sales.

But call centers are cumbersome. Back-office support needs space. Skilled personnel must be recruited, trained and retained. Technology costs are staggering. So when one of the world's largest electronic retailers [illegible]eeded help managing their computer repair [illegible]ervice, NCO had the resources and the know-[illegible]ow to help this retail giant tackle these [illegible]ssues.

case study

eamless
ustomer
ifecycle
olutions

[illegible] had experience with outsourcing vendors, but wasn't getting the desired results. NCO assigned a dedicated management team to understand their business, their business culture and their call center goals. [illegible] we designed a solution to treat every [illegible] call as a sales opportunity, including [illegible]prehensive training that taught dedicated [illegible]ents to listen to customer issues and then [illegible]ss the products and services available [illegible] resolve those issues.

[illegible] 75 days of handling customer calls, [illegible] retailer's close rate on inquiries jumped [illegible] 16 percent to 26 percent while the previous [illegible] averaged 15 percent over an 18-month [illegible] in the program's first 30 days, NCO [illegible]lso delivered a 59 percent increase in sales, [illegible] is averaging 115 percent versus plan every [illegible]ause of this successful launch, [illegible] rewarded NCO with substantial [illegible]onal volume and NCO now runs this [illegible] from two sites.

[illegible] their call center operations [illegible] NCO, exceptional customer is delivered [illegible]amlessly and cost effectively. The retailer [illegible] their customers reap the rewards of [illegible] NCO Edge!

Agility From acquisition to growth to care to resolution and payment, NCO focuses on delivering critical outsourcing to manage the entire Customer Lifecycle.

Compliance There is a spirit of compliance at all levels of NCO. Through compliance with the Fair Debt Collections Practices Act (FDCPA), Fair Credit Reporting Act (FCRA), Health Insurance Portability and Accountability Act of 1996 (HIPAA), and others, and best practices such as a SAS 70 review, CISP certification, and Sarbanes-Oxley compliance, NCO assures clients of our quality services.

Consistency NCO's internal financial and compliance controls meet or exceed standards required by our clients, as well as the SEC, NASDAQ, federal and state regulators (including legislation such as Do-Not-Call lists), and promulgated accounting standards. Training is just the first step; internal and external on-site audits of operations, procedures and documentation at each of our sites ensure a level of unparalleled consistency.



2005 FINANCIAL RESULTS

CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations 11

Report of Management on Internal Control Over Financial Reporting 28

Report of Independent Registered Public Accounting Firm on Financial Statements 29

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting 30

Consolidated Balance Sheets 32

Consolidated Statements of Income 33

Consolidated Statements of Shareholders' Equity 34

Consolidated Statements of Cash Flows 35

Notes to Consolidated Financial Statements 36

Market for Common Stock and Dividend Policy 70

Forward-Looking Statements 71

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are a holding company and conduct substantially all of our business operations through our subsidiaries. We are a global provider of business process outsourcing services, referred to as BPO, primarily focused on accounts receivable management, referred to as ARM, and customer relationship management, referred to as CRM, serving a wide range of clients in North America and abroad through our global network of 100 offices. We also purchase and manage past due consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, utilities, healthcare companies and other consumer-oriented companies.

We generate approximately 65 percent of our ARM revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Our ARM contingency fees range from six percent for the management of accounts placed early in the accounts receivable cycle to 50 percent for accounts that have been serviced extensively by the client or by third-party providers. Our average fee for ARM contingency-based revenue across all industries was approximately 18 percent during 2005, and 19 percent during 2004 and 2003. In addition, we generate revenue from fixed fee services for certain ARM services. Generally, revenue is earned and recognized upon collection of accounts receivable for contingency fee services and as work is performed for fixed fee services. We enter into contracts with most of our clients that define, among other things, fee arrangements, scope of services, and termination provisions. Clients typically have the right to terminate their contracts on 30 or 60 days' notice. Approximately 35 percent of our ARM revenue is generated from contractual collection services, where fees are based on a monthly rate or a per service charge, and other ARM services.

Approximately 73 percent of our CRM revenue is generated from inbound services, which consist primarily of customer service and technical support programs, and to a lesser extent acquisition and retention services. Inbound services involve the processing of incoming calls, often placed by our clients' customers using toll-free numbers, to a customer service representative for service, order fulfillment or information. Outbound services, which consist of customer acquisition and customer retention services, represented approximately 27 percent of our CRM revenue.

Our operating costs consist principally of payroll and related costs; selling, general and administrative costs; and depreciation and amortization. Payroll and related expenses consist of wages and salaries, commissions, bonuses, and benefits for all of our employees, including management and administrative personnel. Selling, general and administrative expenses include telephone, postage and mailing costs, outside collection attorneys and other third-party collection services providers, and other collection costs, as well as expenses that directly support operations, including facility costs, equipment maintenance, sales and marketing, data processing, professional fees, and other management costs.

We have grown rapidly, through both acquisitions as well as internal growth. During 2005, we completed three acquisitions: Creative Marketing Strategies, referred to as CMS, in May 2005 for $5.9 million; seven wholly owned subsidiaries of Marlin Integrated Capital Holding Corporation, referred to as Marlin, in September 2005 for $88.4 million; and substantially all of the operating assets, including purchased portfolio assets, of Risk Management Alternatives Parent Corp. and its subsidiaries, referred to as RMA, in September 2005 for $118.9

Notes Receivable

As of December 31, 2005, our balance sheet included $11.2 million of notes receivable, recorded under current and long-term other assets, received in connection with the sale of certain businesses. We review the recoverability of these notes receivable on a quarterly basis to determine if an impairment charge is required. In completing our analysis, we make assumptions with respect to the future collectibility of the notes receivable. Our assumptions are based on assessments of the obligors' financial condition and historical payment patterns, as well as subjective factors and trends, including financial projections. Once the appropriate considerations referred to above have been taken into account, a determination is made as to the probability of default. If we were to determine that a default in the note receivable is probable, an impairment charge would be recorded to reduce the notes receivable to its recoverable value. If our assessment of the recoverability of the notes receivable is incorrect, we may need to incur additional impairment charges in the future.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

Our balance sheet includes deferred tax assets of $8.9 million and $10.7 million for the assumed utilization of federal net operating loss carryforwards acquired in the merger with Creditrust Corporation, referred to as Creditrust, and the RMH acquisition, respectively. We believe that we will be able to utilize the net operating loss carryforwards so we have not reduced the deferred tax asset by a valuation allowance. However, we have provided a $16.9 million valuation allowance against the deferred tax asset for state net operating loss carryforwards due to the uncertainty that they can be realized. The utilization of net operating loss carryforwards is an estimate based on a number of factors beyond our control, including the level of taxable income available from successful operations in the future. If we are unable to utilize the federal net operating loss carryforwards, it may result in incremental tax expense in future periods.

Our annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of judgment and are based on the latest information available at the time. We are subject to audit within the federal, state and international taxing jurisdictions, and these audits can involve complex issues that may require an extended period of time to resolve. We maintain reserves for estimated tax exposures, which are ultimately settled primarily through the settlement of audits within these tax jurisdictions, changes in applicable tax law, or other factors. We believe that an appropriate liability has been established for estimated purposes; however, actual results may differ from these estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are a holding company and conduct substantially all of our business operations through our subsidiaries. We are a global provider of business process outsourcing services, referred to as BPO, primarily focused on accounts receivable management, referred to as ARM, and customer relationship management, referred to as CRM, serving a wide range of clients in North America and abroad through our global network of 100 offices. We also purchase and manage past due consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, utilities, healthcare companies and other consumer-oriented companies.

We generate approximately 65 percent of our ARM revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Our ARM contingency fees range from six percent for the management of accounts placed early in the accounts receivable cycle to 50 percent for accounts that have been serviced extensively by the client or by third-party providers. Our average fee for ARM contingency-based revenue across all industries was approximately 18 percent during 2005, and 19 percent during 2004 and 2003. In addition, we generate revenue from fixed fee services for certain ARM services. Generally, revenue is earned and recognized upon collection of accounts receivable for contingency fee services and as work is performed for fixed fee services. We enter into contracts with most of our clients that define, among other things, fee arrangements, scope of services, and termination provisions. Clients typically have the right to terminate their contracts on 30 or 60 days' notice. Approximately 35 percent of our ARM revenue is generated from contractual collection services, where fees are based on a monthly rate or a per service charge, and other ARM services.

Approximately 73 percent of our CRM revenue is generated from inbound services, which consist primarily of customer service and technical support programs, and to a lesser extent acquisition and retention services. Inbound services involve the processing of incoming calls, often placed by our clients' customers using toll-free numbers, to a customer service representative for service, order fulfillment or information. Outbound services, which consist of customer acquisition and customer retention services, represented approximately 27 percent of our CRM revenue.

Our operating costs consist principally of payroll and related costs; selling, general and administrative costs; and depreciation and amortization. Payroll and related expenses consist of wages and salaries, commissions, bonuses, and benefits for all of our employees, including management and administrative personnel. Selling, general and administrative expenses include telephone, postage and mailing costs, outside collection attorneys and other third-party collection services providers, and other collection costs, as well as expenses that directly support operations, including facility costs, equipment maintenance, sales and marketing, data processing, professional fees, and other management costs.

We have grown rapidly, through both acquisitions as well as internal growth. During 2005, we completed three acquisitions: Creative Marketing Strategies, referred to as CMS, in May 2005 for $5.9 million; seven wholly owned subsidiaries of Marlin Integrated Capital Holding Corporation, referred to as Marlin, in September 2005 for $88.4 million; and substantially all of the operating assets, including purchased portfolio assets, of Risk Management Alternatives Parent Corp. and its subsidiaries, referred to as RMA, in September 2005 for $118.9

million. During 2004, we completed two acquisitions: the minority interest of NCO Portfolio Management, Inc., referred to as NCO Portfolio, in March 2004 for $39.8 million; and RMH Teleservices, Inc., referred to as RMH, in April 2004 for $88.8 million.

Our business currently consists of four operating divisions: ARM North America, CRM, Portfolio Management and ARM International.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. We believe the following accounting policies and estimates that are the most critical and could have the most impact on our results of operations. For a discussion of these and other accounting policies, see note 2 in our Notes to Consolidated Financial Statements.

Goodwill and Other Intangible Assets

Our balance sheet includes amounts designated as "Goodwill" and "Other intangibles." Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired businesses based on their respective fair values at the date of acquisition. Other intangible assets consist primarily of customer relationships.

As of December 31, 2005, our balance sheet included goodwill and other intangibles that represented 50.4 percent and 3.1 percent of total assets, respectively, and 90.1 percent and 5.6 percent of shareholders' equity, respectively.

Goodwill is tested for impairment at least annually and as triggering events occur. The annual impairment test is completed as of October 1st of each year. The test for impairment is performed at the reporting unit level and involves a two-step approach, the first step identifies any potential impairment and the second step measures the amount of the impairment, if applicable. The first test for potential impairment uses a fair value based approach, whereby the implied fair value of a reporting unit's goodwill is compared to its carrying amount, if the fair value is less than the carrying amount, the reporting unit's goodwill would be considered impaired and we would be required to take a charge to earnings, which could be material. We did not record any impairment charges in connection with the annual impairment tests performed on October 1, 2005, 2004 and 2003, and we do not believe that goodwill was impaired as of December 31, 2005.

We make significant assumptions to estimate the future revenue and cash flows used to determine the fair value of our reporting units. These assumptions include future growth rates, discount factors, future tax rates, and other factors. If the expected revenue and cash flows are not realized, or if a sustained significant depression in our market capitalization indicates that our assumptions are not accurately estimating our fair value, impairment losses may be recorded in the future.

Revenue Recognition for Purchased Accounts Receivable

In the ordinary course of accounting for purchased accounts receivable, estimates have been made by management as to the amount of future cash flows expected from each portfolio. We have historical collection records for all of our purchased accounts receivable, as well as debtor records since our entrance into this business and for the acquired predecessor businesses since 1986, which provides us a reasonable basis for our judgment that it is probable that we will ultimately collect the recorded amount of our purchased accounts receivable plus a premium or yield. The historical collection amounts also provide a reasonable basis for determining the timing of the collections. We use all available information to forecast the cash flows of our purchased accounts receivable including, but not limited to, historical collections, payment patterns on similar purchases, credit scores of the underlying debtors, seller's credit policies, and location of the debtor. The estimated future cash flow of each portfolio is used to compute the internal rate of return, referred to as the IRR, for each portfolio. The IRR is used to allocate collections between revenue and amortization of the carrying values of the purchased accounts receivable.

On January 1, 2005, we adopted AICPA Statement of Position 03-3 – Accounting for Certain Loans or Debt Securities Acquired in a Transfer, referred to as SOP 03-3. SOP 03-3 limits the revenue that may be accrued to the excess of the estimate of expected cash flows over a portfolio's initial cost. SOP 03-3 does not allow the original estimate of the effective interest, or the IRR, to be lowered for revenue recognition or for subsequent testing for provision for impairments. If the original collection estimates are lowered, an allowance is established in the amount required to maintain the original IRR. If collection estimates are raised, increases are first used to recover any previously recorded allowances and then recognized prospectively through an increase in the IRR, which are realized over a portfolio's remaining life. Any increase in the IRR must be used for subsequent revenue recognition and allowance testing.

If management came to a different conclusion as to the future estimated collections, it could have had a significant impact on the amount of revenue that was recorded from the purchased accounts receivable during the year ended December 31, 2005. For example, a five percent increase in the amount of future expected collections would have resulted in little or no change in net income for 2005, since increases in future expected collections are recognized over the portfolio's remaining life, and only to the extent sufficient to recover any allowances or to increase the expected IRR. A five percent decrease in the amount of future expected collections would have resulted in a decrease in net income of approximately $773,000, and no effect on net income per diluted share, for 2005, since decreases in future expected collections are recognized in the current period.

Allowance for Doubtful Accounts

Allowances for doubtful accounts are estimated based on estimates of losses related to customer receivable balances. In establishing the appropriate provision for customer receivables balances, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. Generally, these individual credit assessments occur at regular reviews during the life of the exposure and consider factors such as a customer's ability to meet and sustain their financial commitments, a customer's current financial condition and historical payment patterns. Once the appropriate considerations referred to above have been taken into account, a determination is made as to the probability of default. An appropriate provision is made, which takes into account the severity of the likely loss on the outstanding receivable balance. Our level of reserves for our customer accounts receivable fluctuates depending upon all of the factors mentioned above, in addition to any contractual rights that allow us to reduce outstanding receivable balances through the application of future collections. If our estimate is not sufficient to cover actual losses, we would be required to take additional charges to our earnings.

Notes Receivable

As of December 31, 2005, our balance sheet included $11.2 million of notes receivable, recorded under current and long-term other assets, received in connection with the sale of certain businesses. We review the recoverability of these notes receivable on a quarterly basis to determine if an impairment charge is required. In completing our analysis, we make assumptions with respect to the future collectibility of the notes receivable. Our assumptions are based on assessments of the obligors' financial condition and historical payment patterns, as well as subjective factors and trends, including financial projections. Once the appropriate considerations referred to above have been taken into account, a determination is made as to the probability of default. If we were to determine that a default in the note receivable is probable, an impairment charge would be recorded to reduce the notes receivable to its recoverable value. If our assessment of the recoverability of the notes receivable is incorrect, we may need to incur additional impairment charges in the future.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

Our balance sheet includes deferred tax assets of $8.9 million and $10.7 million for the assumed utilization of federal net operating loss carryforwards acquired in the merger with Creditrust Corporation, referred to as Creditrust, and the RMH acquisition, respectively. We believe that we will be able to utilize the net operating loss carryforwards so we have not reduced the deferred tax asset by a valuation allowance. However, we have provided a $16.9 million valuation allowance against the deferred tax asset for state net operating loss carryforwards due to the uncertainty that they can be realized. The utilization of net operating loss carryforwards is an estimate based on a number of factors beyond our control, including the level of taxable income available from successful operations in the future. If we are unable to utilize the federal net operating loss carryforwards, it may result in incremental tax expense in future periods.

Our annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of judgment and are based on the latest information available at the time. We are subject to audit within the federal, state and international taxing jurisdictions, and these audits can involve complex issues that may require an extended period of time to resolve. We maintain reserves for estimated tax exposures, which are ultimately settled primarily through the settlement of audits within these tax jurisdictions, changes in applicable tax law, or other factors. We believe that an appropriate liability has been established for estimated purposes; however, actual results may differ from these estimates.

RESULTS OF OPERATIONS

The following table sets forth selected historical income statement data (amounts in thousands):

	For the Years Ended December 31,					
	2005		**2004**		**2003**	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
Revenues	$ 1,052,283	100.0 %	$ 939,797	100.0 %	$ 753,816	100.0%
Payroll and related expenses	528,932	50.3	472,915	50.3	350,369	46.5
Selling, general and administrative expenses	376,606	35.8	324,187	34.5	282,268	37.4
Restructuring charge	9,621	0.9	-	-	-	-
Depreciation and amortization	45,787	4.3	40,225	4.3	31,628	4.2
Income from operations	91,337	8.7	102,470	10.9	89,551	11.9
Other expense	19,423	1.9	17,612	1.9	17,943	2.4
Income tax expense	26,182	2.5	32,389	3.4	26,732	3.6
Minority interest	1,213	0.1	606	0.1	2,430	0.3
Net income	**$ 44,519**	**4.2 %**	**$ 51,863**	**5.5 %**	**$ 42,446**	**5.6%**

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue increased $112.5 million, or 12.0 percent, to $1,052.3 million for 2005, from $939.8 million in 2004. ARM North America, CRM, Portfolio Management, and ARM International accounted for $789.5 million, $190.4 million, $144.7 million, and $15.0 million, respectively, of the 2005 revenue. ARM North America's revenue included $87.0 million of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation. ARM International's revenue included $272,000 of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation.

ARM North America's revenue increased $56.9 million, or 7.8 percent, to $789.5 million in 2005, from $732.6 million in 2004. The increase in ARM North America's revenue was primarily attributable to the acquisition of RMA in September 2005 as well as an increase in fees from collection services performed for Portfolio Management. Included in ARM North America's intercompany service fees for the year ended December 31, 2005, was $4.9 million of commissions from the sales of portions of older portfolios by Portfolio Management. The increase in revenue was offset in part by lower revenue due to a more difficult collection environment in the second half of the year, which we attribute mainly to the effects of increased fuel costs on debtor's ability to pay on their accounts, and the inability to collect in the gulf coast region following Hurricanes Katrina and Rita.

CRM's revenue increased $31.4 million, or 19.7 percent, to $190.4 million in 2005, from $159.0 million in 2004. The CRM division was formed in the second quarter of 2004 with the acquisition of RMH on April 2, 2004 and, accordingly, is only included in the results since that date. Partially offsetting the additional revenue in 2005 was the previously disclosed reduction in revenue from a key client where we ceased providing certain services when they decided to exit the consumer long-distance space due to a change in telecommunications laws.

Portfolio Management's revenue increased $34.6 million, or 35.3 percent, to $132.6 million in 2005, from $98.0 million in 2004. Portfolio Management's collections, excluding portfolio resales, increased $30.0 million, or 18.2 percent, to $194.6 million in 2005, from $164.6 million in 2004. Portfolio Management's revenue represented 67 percent of collections, excluding portfolio resales, in 2005, as compared to 59 percent of collections, excluding portfolio resales, in 2004. Revenue increased primarily due to additional revenue from portfolio assets acquired as part of two business combinations in the third quarter of 2005. Also contributing to the increase was better than expected collections on older portfolios and higher collections on fully cost recovered portfolios. Because these portfolios are fully cost recovered, 100 percent of the collections are applied to revenue.

In 2005, Portfolio Management began an on-going process to identify and sell certain aged portfolios of accounts receivable that have a very low probability of payment and a low remaining carrying value. During 2005, Portfolio Management recorded $12.1 million of revenue in connection with these sales.

ARM International's revenue increased $1.4 million, or 10.3 percent, to $15.0 million in 2005, from $13.6 million in 2004. The increase in ARM International's revenue was primarily attributable to the acquisition of the international operations of RMA, in September 2005. This was partially offset by several delays by clients in the placement of accounts receivable and unfavorable changes in the foreign currency exchange rates used to translate ARM International's results of operations into U.S. dollars.

Payroll and Related Expenses

Payroll and related expenses increased $56.0 million to $528.9 million in 2005, from $472.9 million in 2004, but remained flat as a percentage of revenue at 50.3 percent.

ARM North America's payroll and related expenses increased $18.5 million to $367.7 million in 2005, from $349.2 million in 2004, but decreased as a percentage of revenue to 46.6 percent from 47.7 percent. The decrease in payroll and related expenses as a percentage of revenue was primarily due to continued diligence in monitoring staffing levels in line with current results, as well as the use of offshore labor, outside attorneys and other agencies. Included in ARM North America's payroll and related expenses for 2005, were charges of $419,000 related to the integration of the RMA acquisition and $164,000 related to Hurricane Katrina.

CRM's payroll and related expenses increased $32.2 million to $145.9 million in 2005, from $113.7 million in 2004, and increased as a percentage of revenue to 76.6 percent from 71.5 percent. The increase in payroll and related expenses as a percentage of revenue was primarily attributable to the upfront expense required to start up new clients, without yet generating enough offsetting revenue.

Portfolio Management's payroll and related expenses increased $3.6 million to $5.7 million in 2005, from $2.1 million in 2004, and increased as a percentage of revenue to 4.0 percent from 2.1 percent. Portfolio Management outsources all of the collection services to ARM North America and, therefore, has a relatively small fixed payroll cost structure. The increase in payroll and related expenses as a percentage of revenue was due to an increase in the allocation of payroll and related expenses from corporate shared services.

ARM International's payroll and related expenses increased $1.7 million to $9.6 million in 2005, from $7.9 million in 2004, and increased as a percentage of revenue to 64.0 percent from 58.2 percent. The increase as a percentage of revenue was attributable to the additional expense incurred in connection with the acquisition of RMA.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $52.4 million to $376.6 million in 2005, from $324.2 million in 2004, and increased as a percentage of revenue to 35.8 percent from 34.5 percent.

ARM North America's selling, general and administrative expenses increased $40.6 million to $332.2 million in 2005, from $291.6 million in 2004, and increased as a percentage of revenue to 42.1 percent from 39.8 percent. The increase was due primarily to an increase in the use of outside collection attorneys and other third-party service providers. Included in ARM North America's selling, general and administrative expenses for 2005, were charges of $1.4 million related to the integration of the RMA acquisition, and $306,000 related to Hurricane Katrina.

CRM's selling, general and administrative expenses increased $8.8 million to $35.5 million in 2005, from $26.7 million in 2004, and increased as a percentage of revenue to 18.6 percent from 16.8 percent. The increase was primarily attributable to the start-up of new clients in this division. We incur the upfront expenses required to begin working for a new client, such as facilities and telephone expense, before we start generating the offsetting revenue.

Portfolio Management's selling, general and administrative expenses increased $25.9 million to $91.5 million in 2005, from $65.6 million in 2004, and increased as a percentage of revenue, not including revenue from the sales of portfolios, to 69.0 percent from 66.9 percent. The increase was due primarily to increased servicing fees related to the acquisitions of Marlin and RMA.

ARM International's selling, general and administrative expenses increased $1.0 million to $4.8 million in 2005, from $3.8 million in 2004, and increased as a percentage of revenue to 31.9 percent from 27.9 percent. The increase was primarily attributable additional expenses incurred in connection with the acquisition of the international operations of RMA.

Restructuring Charge

During 2005, we incurred restructuring charges of $9.6 million related to the restructuring of our legacy operations to streamline our cost structure, in conjunction with the acquisition of RMA. The charges consisted primarily of costs associated with the closing of redundant facilities and severance. We expect to record additional charges of approximately $10.0 million in the first half of 2006, which are expected to be recorded in the ARM North America and ARM International segments.

Depreciation and Amortization

Depreciation and amortization increased to $45.8 million in 2005, from $40.2 million in 2004. This increase was primarily attributable to the amortization of the customer relationships acquired in connection with acquisitions in 2005 and the acquisition of RMH in April of 2004. The remainder of the increase was attributable to higher depreciation on additions to property and equipment during 2005 as well as the depreciation on the property and equipment acquired in the RMH and RMA acquisitions.

Other Income (Expense)

Interest and investment income included investment income of $377,000 for 2005, as compared to $1.6 million for 2004, from the 50 percent ownership interest in a joint venture that we had with Marlin prior to the acquisition of the remaining 50 percent ownership in September 2005. The decrease from last year also reflects the joint venture's lower revenue due to decreased purchases of accounts receivable during the second half of 2004 and into 2005, related to the

winding down of the joint venture. Interest expense increased to $22.6 million for 2005, from $21.2 million for 2004. This increase was due to higher principal balances as a result of borrowings made against the senior credit facility for the acquisitions in September 2005, higher interest rates, and Portfolio Management's additional nonrecourse borrowings to purchase accounts receivable. Other income (expense) for 2005 included $532,000 in recoveries of aged accounts receivable that had been written off by RMH prior to the acquisition and a $93,000 gain from our ownership interest in one of our insurance carriers that was sold, offset in part by a $595,000 write-down of an investment that has subsequently been sold for the adjusted carrying value. Other income (expense) for 2004 included $621,000 of proceeds from an insurance policy related to a deferred compensation plan assumed as part of the acquisition of FCA International Ltd. in May 1998, and $157,000 in losses on the disposal of fixed assets and other net assets.

Income Taxes

The effective income tax rate decreased to 36.4 percent from 38.2 percent due mainly to losses in the CRM division as well as higher earnings from Portfolio Management, which is taxed at a lower rate than the ARM business.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Revenue increased $186.0 million, or 24.7 percent, to $939.8 million for 2004, from $753.8 million in 2003. ARM North America, CRM, Portfolio Management, and ARM International accounted for $732.6 million, $159.0 million, $98.0 million, and $13.6 million, respectively, of the 2004 revenue. ARM North America's revenue included $63.1 million of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation. ARM International's revenue included $398,000 of intercompany revenue earned on services performed for Portfolio Management that was eliminated upon consolidation. The CRM division was formed in the second quarter of 2004 with the acquisition of RMH on April 2, 2004, and, accordingly, is not included in the results for 2003.

ARM North America's revenue increased $18.7 million, or 2.6 percent, to $732.6 million in 2004, from $713.9 million in 2003. The increase in ARM North America's revenue was partially attributable to an increase in fees from collection services performed for Portfolio Management, growth in business from existing clients and the addition of new clients.

In January 2005, we received notification from the Staff of the SEC that their interpretation of Staff Accounting Bulletin No. 104, referred to as SAB 104, was inconsistent with our long-standing policy with respect to the timing of revenue recognized on certain cash receipts related to contingency revenues. We previously recognized contingency fee revenue attributable to payments postmarked prior to the end of the period and received in the mail from the consumers on the first business day after such period as applicable to the prior reporting period. This revenue recognition policy had been in effect since prior to NCO becoming a public company and was consistently applied over time. We corrected our policy in order to recognize revenue when physically received. The impact of this correction was a $2.7 million reduction in revenue and a $947,000 reduction in net income, or $0.03 per diluted share, for the year ended December 31, 2004. No restatement of prior period financial statements was required for this correction.

ARM North America's revenue for 2004 and 2003 included revenue recorded from a long-term collection contract. The contract was amended so that we are required to pay the client the difference between the actual collections and guaranteed collections on May 31, 2004 and May 31, 2005, subject to limits of $6.0 million and $13.5 million, respectively. We deferred all of the base service fees, subject to the limits, until the collections exceeded the collection guarantees. At the end of each reporting period, we assessed the need to record an additional liability if deferred fees were less than the estimated guarantee payments, if any, due to the client, subject to the limits. During

2004, ARM North America recognized $8.5 million of revenue that was deferred in previous years, on a net basis, compared to $4.2 million in 2003. Included in the 2003 revenue from the long-term collection contract was a $6.9 million benefit from the amendment to the contract. Any guarantee at the settlement dates in excess of the limits will be deducted from future bonuses, if any, as they are earned. We are not responsible to pay the client if future bonuses are inadequate to cover the additional guarantee. Had we not renegotiated the contract, the net effect of the long-term collection contract for 2003 would have been a negative impact of $2.7 million due to additional deferred revenue as a result of an increase in placements. As of December 31, 2004 and 2003, we had deferred sufficient revenue to meet our maximum exposure at the respective settlement dates. Accordingly, there will be no further deferrals of revenue under this contract.

Portfolio Management's revenue increased $22.5 million, or 29.9 percent, to $98.0 million in 2004, from $75.5 million in 2003. Portfolio Management's collections increased $26.1 million, or 17.3 percent, to $177.2 million in 2004, from $151.1 million in 2003. Portfolio Management's revenue represented 55 percent of collections in 2004, as compared to 50 percent of collections in 2003. Revenue increased due to the increase in collections resulting from a better collection environment, especially on certain large portfolios that continued to outperform expectations. In addition, the carrying amount of impaired portfolios decreased to $2.7 million, or 2.0 percent of total purchased accounts receivable as of December 31, 2004, from $15.4 million, or 10.3 percent as of December 31, 2003. No revenue was recorded on these portfolios since they were accounted for under the cost recovery method. Of the $2.7 million and $15.4 million of portfolios at December 31, 2004 and 2003, $2.1 million and $11.2 million, respectively, represented impaired portfolios, and $629,000 and $4.2 million, respectively, represented portfolios acquired in connection with the end of an on-balance sheet securitization. Additionally, included in collections for 2004 were $12.7 million of proceeds from the sale of portfolios and $5.2 million in proceeds from the dissolution and sale of an off-balance sheet securitization, compared to $7.6 million of proceeds from the sale of portfolios in 2003. However, proceeds from portfolio sales had a minimal impact on revenue since the majority of the proceeds were applied to the principal of purchased accounts receivable.

ARM International's revenue decreased $395,000, or 2.8 percent, to $13.6 million in 2004, from $14.0 million in 2003. The decrease in ARM International's revenue was primarily attributable to several delays by clients in the placement of accounts receivable during the third quarter of 2004, partially offset by favorable changes in the foreign currency exchange rates used to translate ARM International's results of operations into U.S. dollars.

Payroll and Related Expenses

Payroll and related expenses increased $122.5 million to $472.9 million in 2004, from $350.4 million in 2003, and increased as a percentage of revenue to 50.3 percent from 46.5 percent. These increases were primarily attributable to the CRM division, which was formed with the acquisition of RMH on April 2, 2004. The CRM business has a more significant portion of their expense structure in payroll and related expenses as compared to the ARM business

ARM North America's payroll and related expenses increased $8.3 million to $349.4 million in 2004, from $341.1 million in 2003, and decreased slightly as a percentage of revenue to 47.7 percent from 47.8 percent. A portion of the decrease in payroll and related expenses as a percentage of revenue was attributable to the recognition of $8.5 million of previously deferred revenue, on a net basis, from the long-term collection contract that was recorded during 2004, as compared to $4.2 million of previously deferred revenue, on a net basis, that was recorded during 2003. Since the expenses associated with this revenue are expensed as incurred, the recognition of previously deferred revenue decreases the payroll and related expenses as a percentage of revenue. The decrease in payroll and

related expenses as a percentage of revenue was also partially due to the shift of more of our collection work to outside attorneys and other third-party service providers, and the continued rationalization of staff. This shift was associated with the continuing efforts to maximize collections for clients. The costs associated with the increase in the use of outside attorneys and other third-party service providers are included in selling, general and administrative expenses.

Portfolio Management's payroll and related expenses increased $361,000 to $2.1 million in 2004, from $1.7 million in 2003, but decreased as a percentage of revenue to 2.1 percent from 2.3 percent. Portfolio Management outsources all of the collection services to ARM North America and, therefore, has a relatively small fixed payroll cost structure. The decrease in payroll and related expenses as a percentage of revenue was due to the absorption of the fixed payroll costs over a larger revenue base.

ARM International's payroll and related expenses increased $340,000 to $7.9 million in 2004, from $7.6 million in 2003, and increased as a percentage of revenue to 58.2 percent from 54.1 percent. The increase as a percentage of revenue was attributable to the absorption of the fixed payroll expenses over a smaller revenue base.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $41.7 million to $324.0 million in 2004, from $282.3 million in 2003, but decreased as a percentage of revenue to 34.5 percent from 37.4 percent. The increase in selling, general and administrative expense in 2004 was due primarily to the CRM division, which was formed with the acquisition of RMH on April 2, 2004, as well as an increase in ARM North America due to a higher volume of business. The decrease in selling, general and administrative expenses as a percentage of revenue was partially attributable to the CRM division, which has a more significant portion of their expense structure in payroll and related expenses as compared to the ARM business. Partially offsetting the decrease as a percentage of revenue was an increase in the use of outside collection attorneys and other third-party service providers by ARM North America.

Depreciation and Amortization

Depreciation and amortization increased to $40.2 million in 2004, from $31.6 million in 2003. This increase was primarily attributable to $5.8 million of additional depreciation resulting from the assets acquired in the RMH acquisition. The remainder of the increase was attributable to the amortization of the customer relationships acquired in the RMH acquisition.

Other Income (Expense)

Interest and investment income included investment income of $1.6 million for 2004, as compared to $2.2 million for 2003, from our 50 percent ownership interest in a joint venture that we had with Marlin prior to the acquisition of the remaining 50 percent ownership in September 2005. Interest expense decreased to $21.2 million for 2004, from $23.0 million for 2003. This decrease was due to lower principal balances as a result of debt repayments made against the credit facility during 2004 and 2003. The decrease was partially offset by Portfolio Management's additional nonrecourse borrowings to purchase accounts receivable. Other income (expense) for 2004 principally included $621,000 of proceeds from an insurance policy related to a deferred compensation plan assumed as part of the acquisition of FCA International Ltd. in May 1998, and $157,000 in losses on the disposal of fixed assets and other net assets. Other income for 2003 included: $476,000 of income from our ownership interest in one of our insurance carriers that was sold; $402,000 of proceeds from an insurance policy related to a deferred compensation plan assumed as part of the acquisition of FCA International Ltd. in May 1998; and $250,000 of income from a partial recovery from a third party of an environmental liability.

Income Taxes

The effective income tax rate increased to 38.2 percent from 37.3 percent due mainly to changes in state and other income taxes offset by positive effects from two concluded IRS audits.

LIQUIDITY AND CAPITAL RESOURCES

Historically, our primary sources of cash have been cash flows from operations, bank borrowings, nonrecourse borrowings, and equity and debt offerings. Cash has been used for acquisitions, repayments of bank borrowings, purchases of equipment, purchases of accounts receivable, and working capital to support our growth.

We believe that funds generated from operations, together with existing cash and available borrowings under our senior credit agreement and nonrecourse credit agreement, will be sufficient to finance our current operations, planned capital expenditure requirements, and internal growth at least through the next twelve months. However, we could require additional debt or equity financing if we were to make any significant acquisitions for cash during that period.

In June 2005, we amended and restated our senior credit facility, referred to as the Credit Facility, to increase our borrowing capacity. The amendment of this facility provides the availability to pay our convertible notes when they become due in April 2006. We are required to reserve sufficient capacity to repay the convertible notes until such time as the notes convert or are otherwise retired. In June 2005, we also entered into a new nonrecourse credit facility with a lender, and extended our existing exclusivity agreement with the lender through June 30, 2009, for larger purchases of accounts receivable portfolios.

The cash flow from our contingency collection business and our purchased portfolio business is dependent upon our ability to collect from consumers and businesses. Many factors, including the economy and our ability to hire and retain qualified collectors and managers, are essential to our ability to generate cash flows. Fluctuations in these trends that cause a negative impact on our business could have a material impact on our expected future cash flows.

Cash Flows from Operating Activities

Cash provided by operating activities was $89.6 million in 2005, compared to $99.0 million in 2004. The decrease in cash provided by operating activities was due to an increase in trade accounts receivable of $18.5 million compared to a decrease of $2.7 million in the prior year, primarily related to increased billings to new clients. Also contributing to the decrease was a decrease in income taxes payable of $19.7 million compared to an increase of $545,000 for 2004, related to a lower tax rate due to losses in the CRM division and higher profits from Portfolio Management, which are taxed at a lower rate. These items were partially offset by an increase in accounts payable and accrued expenses of $5.4 million compared to a decrease of $17.8 million for 2004.

Cash provided by operating activities was $99.0 million in 2004, compared to $101.1 million in 2003. The slight decrease in cash provided by operating activities was due to an increase in other assets of $13.5 million compared to a decrease of $1.7 million for 2003, a decrease in accounts payable and accrued expenses of $17.8 million compared to a decrease of $6.6 million in the prior year, and a $10.2 million deposit we received in 2003 in connection with a long-term collection contract. These items were partially offset by increases in net income and noncash expenses, a transfer of $4.9 million out of restricted cash to repay a portion of the securitized nonrecourse debt in 2004 compared to a transfer of $4.9 million into restricted cash in 2003, and a $28.7 million increase in deferred income taxes compared to an $18.8 million increase in 2003.

Cash Flows from Investing Activities

Cash used in investing activities was $189.5 million in 2005, compared to $1.5 million in 2004. Prior to June 2005, cash flows from investing activities did not include Portfolio Management's purchases of large accounts receivable portfolios financed through an agreement we have with a lender. The borrowings were noncash transactions since the lender sent payments directly to the seller of the accounts (see note 17 to our Notes to Consolidated Financial Statements). The increase in cash used in investing activities was primarily attributable to cash paid for acquisitions and acquisition related costs of $118.9 million and $88.4 million incurred in connection with the acquisitions of RMA and Marlin, respectively, and higher purchases of property and equipment in 2005, primarily in the CRM division due to the start-up of new clients. These increases were partially offset by the $32.5 million minority interest investment in the Marlin acquisition by our nonrecourse lender.

Cash used in investing activities was $1.5 million in 2004, compared to cash provided by investing activities of $10.0 million in 2003. Cash flows from investing activities do not include Portfolio Management's purchases of large accounts receivable portfolios financed through an agreement we have with a lender. It is a noncash transaction since the lender sends payment directly to the seller of the accounts (see note 17 to our Notes to Consolidated Financial Statements). The increase in cash used in investing activities was primarily attributable to cash paid for acquisitions and acquisition related costs incurred in connection with the acquisitions of RMH and the minority interest of NCO Portfolio and higher purchases of property and equipment in 2004. These increases were offset in part by higher collections applied to purchased accounts receivable and lower purchases of accounts receivable, not financed through the previously mentioned agreement.

Cash Flows from Financing Activities

Cash provided by financing activities was $97.6 million in 2005, compared to cash used in financing activities of $119.5 million in 2004. Prior to June 2005, cash flows from financing activities did not include Portfolio Management's borrowings under nonrecourse debt, used to purchase large accounts receivable portfolios financed through an agreement we have with a lender. These borrowings were noncash transactions since the lender sent payments directly to the seller of the accounts (see note 17 to our Notes to Consolidated Financial Statements). The increase in cash provided by financing activities during 2005 resulted from the borrowings of $155.5 million under the revolving credit agreement to fund the acquisitions of Marlin and RMA, as well as borrowings under nonrecourse debt for the acquisition of RMA's purchase portfolio assets. The lower repayments of borrowings under the revolving credit agreement during 2005, compared to the prior year was due to the use of cash to pay for acquisitions and fund the growth in the CRM division.

Cash used in financing activities was $119.5 million in 2004, compared to $92.2 million in 2003. Cash flows from financing activities do not include Portfolio Management's borrowings under nonrecourse debt, used to purchase large accounts receivable portfolios financed through an agreement we have with a lender. It is a noncash transaction since the lender sends payment directly to the seller of the accounts (see note 17 to our Notes to Consolidated Financial Statements). The increase in cash used in financing activities during 2004 resulted from the repayment of a note payable and capitalized leases assumed in connection with the RMH acquisition, higher repayments of borrowings under nonrecourse debt by Portfolio Management, and higher repayments of borrowings under our senior credit facility. These repayments were partially offset by higher proceeds from the exercise of stock options in 2004.

Senior Credit Facility

In June 2005, we amended and restated our Credit Facility with various participating lenders. The amended and restated Credit Facility is structured as a $300 million revolving credit facility with an option to increase our borrowing capacity to a maximum of $400 million, subject to obtaining commitments for such incremental capacity from existing or new lenders. The Credit Facility requires no minimum principal payments until June 18, 2010, the maturity date. At December 31, 2005, the balance outstanding on the Credit Facility was $170.5 million. The availability of the revolving credit facility is reduced by any unused letters of credit ($4.4 million at December 31, 2005). As of December 31, 2005, we had $125.1 million of remaining availability under the revolving credit facility; however, $125.0 million of this has been reserved to repay our convertible notes, which mature in April 2006.

Borrowings under the Credit Facility are collateralized by substantially all of our assets. The Credit Facility contains certain financial and other covenants, such as maintaining net worth and funded debt to earnings before interest, taxes, depreciation, and amortization, referred to as EBITDA, requirements, and includes restrictions on, among other things, acquisitions, the incurrence of additional debt, investments, disposition of assets, and transactions with affiliates. If an event of default, such as failure to comply with covenants or change of control, were to occur under the Credit Facility, the lenders would be entitled to declare all amounts outstanding under it immediately due and payable and foreclose on the pledged assets. As of December 31, 2005, we were in compliance with all required financial covenants and we were not aware of any events of default.

Convertible Notes

At December 31, 2005, we had $125.0 million aggregate principal amount of 4.75 percent convertible subordinated notes due April 15, 2006, referred to as the Notes. The Notes are convertible into our common stock at a conversion price of $32.92 per share. The Notes continue to be classified as a long-term liability on the balance sheet because we have the ability and intent to repay the Notes utilizing our Credit Facility.

Nonrecourse Credit Facility

On June 30, 2005 Portfolio Management amended and restated its credit facility with a lender and extended its existing exclusivity agreement with such lender through June 30, 2009. The new agreement provides that all purchases of accounts receivable by Portfolio Management with a purchase price in excess of $1.0 million are first offered to the lender for financing at its discretion. If the lender chooses to participate in the financing of a portfolio of accounts receivable, the financing may be structured, depending on the size and nature of the portfolio to be purchased, either as a borrowing arrangement similar to the original agreement, or under various equity sharing arrangements ranging from 25 percent to 50 percent equity provided by the lender. The lender will finance non-equity borrowings at 70 percent of the purchase price, unless otherwise negotiated, with floating interest at a rate equal to LIBOR plus 2.50 percent. As additional return, the lender receives 28 percent of the residual cash flow, unless otherwise negotiated, which is defined as all cash collections after servicing fees, floating rate interest, repayment of the note, and the initial investment by Portfolio Management, including interest. These borrowings are nonrecourse to us and are due two years from the date of each respective loan. We may terminate the agreement at any time after June 2007 for a cost of $250,000 for each remaining month under the new agreement. If the amendment is terminated, the original agreement remains in effect and all borrowings are subject to those terms. The previous financing arrangement as described below remains in effect for outstanding loans as of June 30, 2005. Total debt outstanding under this facility as of December 31, 2005, was $66.0 million, including $5.6 million of accrued residual interest. As of December 31, 2005, Portfolio Management was in compliance with all of the financial covenants.

Under the prior agreement, Portfolio Management had a four-year financing agreement with the lender that originally was to expire in August 2006, to provide financing for larger purchases of accounts receivable at 90 percent of the purchase price, unless otherwise negotiated. The lender, at its sole discretion, had the right to finance any purchase of $4.0 million or more. This agreement had no minimum or maximum credit authorization. Borrowings carry interest at the prime rate plus 3.25 percent and are nonrecourse to us, except for the assets financed through the lender. Debt service payments equal total collections less servicing fees and expenses until each individual borrowing is fully repaid and Portfolio Management's original investment is returned, including interest. Thereafter, the lender is paid a residual of 40 percent of collections, less servicing costs, unless otherwise negotiated. Individual loans are required to be repaid based on collections, but not more than two years from the date of borrowing. This loan agreement contains a collections performance requirement, among other covenants, that, if not met, provides for cross-collateralization with any other portfolios financed through the agreement, in addition to other remedies.

As part of the exclusivity agreement described above, Portfolio Management has a joint venture agreement with the lender to purchase larger portfolios through a newly created joint venture, whereby Portfolio Management owns 65 percent and the lender owns 35 percent of the joint venture. Each party will finance the joint venture based on predetermined percentages as negotiated for each portfolio purchase. Cash flows from the joint venture are based on the mix of partner loans and equity contributions to the joint venture. The equity share of the new agreement replaces the residual cash flows under the former agreement. The joint venture has been consolidated into our results and a minority interest has been recorded for the lender's equity ownership. At December 31, 2005, we had $5.8 million of debt outstanding under the joint venture, which is included in the nonrecourse credit facility debt outstanding disclosed above.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2005 (amounts in thousands). For a detailed discussion of these contractual obligations, see notes 10, 11 and 19 in our Notes to Consolidated Financial Statements.

			Payments Due by Period[1]		
	Total	*Less than 1 Year*	*1 to 3 Years*	*3 to 5 Years*	*More than 5 Years*
Senior credit facility	$ 170,500	$ -	$ -	$ 170,500	$ -
Convertible notes [2]	125,000	125,000	-	-	-
Nonrecourse credit facility	65,995	40,635	25,360	-	-
Other long-term debt	5,938	4,964	538	247	189
Operating leases [3]	216,565	43,697	71,785	49,429	51,654
Purchase commitments	98,306	44,335	52,715	1,256	-
Forward flow agreements	95,973	39,205	31,116	25,652	-
Total contractual obligations	**$ 778,277**	**$ 297,836**	**$ 181,514**	**$ 247,084**	**$ 51,843**

[1] Does not include deferred income taxes since the timing of payment is not certain (see note 12 in our Notes to Consolidated Financial Statements). Payments of debt do not include interest expense.

[2] Assumes that the convertible notes are not converted into common stock prior to the maturity date. We intend to repay the convertible notes using borrowings under our senior credit facility, for which payments are due in 2010.

[3] Does not include the leases from our former Fort Washington locations (see note 19 in our Notes to Consolidated Financial Statements).

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements as defined by Regulation S-K 303(a)(4) of the Securities Exchange Act of 1934.

MARKET RISK

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, and changes in corporate tax rates. We employ risk management strategies that may include the use of derivatives, such as interest rate swap agreements, interest rate ceilings and floors, and foreign currency forwards and options to manage these exposures.

Foreign Currency Risk

Foreign currency exposures arise from transactions denominated in a currency other than the functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which we are exposed include the Canadian dollar, the British pound and the Philippine peso. Due to the growth of the Canadian operations, we currently use forward exchange contracts to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. These contracts are entered into to protect against the risk that the eventual cash flows resulting from such contracts will be adversely affected by changes in exchange rates. Our objective is to maintain economically balanced currency risk management strategies that provide adequate downside protection. During 2005, the U.S. dollar continued to weaken compared to the Canadian dollar. A five percent change in the Canadian exchange rate could have an annual impact of approximately $4.0 million on our business, excluding the impact of foreign currency hedges.

Interest Rate Risk

At December 31, 2005, we had $236.5 million in outstanding variable rate borrowings. A material change in interest rates could adversely affect our operating results and cash flows. A 25 basis-point increase in interest rates could increase our annual interest expense by $125,000 for each $50 million of variable debt outstanding for the entire year.

IMPACT OF RECENTLY ISSUED AND PROPOSED ACCOUNTING PRONOUNCEMENTS

FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment"

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," referred to as SFAS 123R, which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," referred to as APB 25. SFAS 123R requires that the cost of all share-based payments to employees, including stock option grants, be recognized in the financial statements based on their fair values, as currently permitted but not required under SFAS 123. The standard applies to newly granted awards and previously granted awards that are not fully vested on the date of adoption. Companies must adopt SFAS 123R no later than the beginning of their next fiscal year that begins after June 15, 2005. Accordingly, we adopted the standard on January 1, 2006.

Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used when the standard

is adopted. Transition methods allowed under the standard are modified retrospective adoption, in which prior periods may be restated either as of the beginning of the year of adoption or for all periods presented, or modified prospective adoption, which requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS 123R. We have determined that we will use the modified prospective method of adoption.

Effective December 29, 2005, we accelerated the vesting of outstanding unvested stock options that have an exercise price equal to or greater than $17.25 per share, referred to as Eligible Options. Any shares received upon the exercise of Eligible Options are restricted and may not be sold prior to the date on which the Eligible Options would have been exercisable under the original terms. As a result of the acceleration, options to purchase 944,308 shares of our common stock became immediately exercisable. All other terms and conditions applicable to the Eligible Options remain unchanged. All terms and conditions of all options that are not Eligible Options remain unchanged. The purpose of the acceleration was to eliminate future compensation expense associated with the Eligible Options of approximately $3.9 million, net of taxes, that would have otherwise been recognized upon our adoption of SFAS 123R on January 1, 2006.

Prior to our adoption of SFAS 123R on January 1, 2006, we accounted for stock option grants to employees under APB 25 using the intrinsic value method, as permitted by SFAS 123. Under APB 25, because the exercise price of the stock options equals the fair value of the underlying common stock on the date of grant, no compensation cost is recognized. We do not anticipate that the adoption of SFAS 123R will have a material impact on our cash flows or financial position, but it will reduce reported net income and earnings per share because under SFAS 123R we will be required to recognize compensation expense for stock options granted to employees. The impact of the adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, stock price volatility, forfeitures and employee stock option exercise behavior. However, valuation of employee stock options under SFAS 123R is similar to SAFS 123, with minor exceptions. The impact on our results of operations and earnings per share had we adopted SFAS 123, is described in note 2 to our Notes to Consolidated Financial Statements.

SOP 03-3 Accounting for Certain Loans or Debt Securities Acquired in a Transfer

In October 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer," referred to as SOP 03-3. SOP 03-3 addresses accounting for differences between contractual balances of an investor's initial investment, or the face value, of certain acquired loans and the expected cash flows from those loans when such differences are attributable, in part, to credit quality. SOP 03-3 applies to our purchased accounts receivable portfolios and effective for portfolios acquired in fiscal years beginning after December 15, 2004, and amends Practice Bulletin No. 6, referred to as PB6, for portfolios acquired in fiscal years before the effective date.

Under SOP 03-3, if the collection estimates established when acquiring a portfolio are subsequently lowered, an allowance for impairment and a corresponding expense is established in the current period for the amount required to maintain the original internal rate of return, or "IRR," expectations. Prior guidance required lowering the IRR for the remaining life of the portfolio. If collection estimates are raised, increases are first used to recover any previously recorded allowances and the remainder is recognized prospectively through an increase in the IRR. This updated IRR must be used for subsequent impairment testing.

We adopted SOP 03-3 on January 1, 2005, however previously issued annual financial statements were not restated and there is no prior period effect of these new provisions. Portfolios acquired prior to December 31, 2004 continue to be governed by PB6, as amended by SOP 03-3, which set the IRR at December 31, 2004 as the IRR to be used for impairment testing in the future and for recognizing revenue. Because any reductions in expectations are recognized as an expense in the current period and any increases in expectations are recognized over the remaining life of the portfolio, SOP 03-3 increases the probability that we will incur impairments in the future, and these impairments could be material.

FASB Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3"

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3", referred to as SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. It does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. We do not believe the adoption of SFAS No. 154 will have a material impact on our financial statements.

FASB Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140"

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments," referred to as SFAS No. 155. This statement amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for hybrid financial instruments that contain embedded derivatives that would require separate accounting. In addition, the statement establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain embedded derivatives. SFAS No. 155 is effective for all financial instruments acquired or issued beginning after an entity's fiscal year beginning on September 15, 2006 with earlier adoption permitted. Management is evaluating the statement and does not believe that it will have a material impact on our financial statements.

Report of Management on Internal Control over Financial Reporting

Management of NCO Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting has been designed under the supervision and with the participation of management including the Company's chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an assessment as of December 31, 2005, of the effectiveness of the Company's internal control over financial reporting, using the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2005, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report, has issued an attestation report on the Company's internal control over financial reporting which appears on page 30.

In September 2005, we acquired substantially all of the operating assets, including purchased portfolio assets, of Risk Management Alternatives Parent Corp. ("RMA"). Management has excluded the internal controls over financial reporting associated with this acquisition from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. RMA represented approximately 11% of total assets and approximately 5% of revenues as of and for the year ended December 31, 2005.

Because of the inherent limitations in all controls systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been or will be detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NCO Group, Inc.

We have audited the accompanying consolidated balance sheets of NCO Group, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of NCO Group, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCO Group, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of NCO Group, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 10, 2006

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of NCO Group, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that NCO Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NCO Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Risk Management Alternatives Parent Corp. ("RMA"), which is included in the 2005 consolidated financial statements of NCO Group, Inc. and constituted 11% of total assets as of December 31, 2005 and 5% of revenues for the year then ended. Our audit of internal control over financial reporting of NCO Group, Inc. also did not include an evaluation of the internal control over financial reporting of RMA.

In our opinion, management's assessment that NCO Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, NCO Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of NCO Group, Inc. and our report dated March 10, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 10, 2006

Consolidated Balance Sheets (Amounts in thousands)

ASSETS	December 31, 2005	2004
Current assets:		
Cash and cash equivalents	$ 23,716	$ 26,334
Restricted cash	-	900
Accounts receivable, trade, net of allowance for doubtful accounts of $8,079 and $7,878, respectively	143,019	104,699
Purchased accounts receivable, current portion, net of allowance for impairment of $1,192 at December 31, 2005	102,779	50,388
Deferred income taxes	10,918	18,911
Bonus receivable, current portion	-	10,325
Prepaid expenses and other current assets	42,854	37,359
Total current assets	323,286	248,916
Funds held on behalf of clients		
Property and equipment, net	131,370	114,256
Other assets:		
Goodwill	668,832	609,562
Other intangibles, net of accumulated amortization	41,695	21,943
Purchased accounts receivable, net of current portion	135,028	88,469
Deferred income taxes	4,737	-
Other assets	23,014	30,743
Total other assets	873,306	750,717
Total assets	**$ 1,327,962**	**$ 1,113,889**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Long-term debt, current portion	$ 45,600	$ 64,684
Income taxes payable	4,531	11,946
Accounts payable	12,372	5,022
Accrued expenses	59,167	53,472
Accrued compensation and related expenses	26,120	21,424
Deferred revenue, current portion	3,909	18,821
Total current liabilities	151,699	175,369
Funds held on behalf of clients		
Long-term liabilities:		
Long-term debt, net of current portion	321,834	186,339
Deferred revenue, net of current portion	1,078	955
Deferred income taxes	57,709	36,174
Other long-term liabilities	17,885	19,451
Minority interest	34,643	-
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value, 5,000 shares authorized, no shares issued and outstanding	-	-
Common stock, no par value, 50,000 shares authorized, 32,176 and 32,078 shares issued and outstanding, respectively	477,238	473,410
Other comprehensive income	13,892	13,526
Deferred compensation	(4,658)	(3,458)
Retained earnings	256,642	212,123
Total shareholders' equity	743,114	695,601
Total liabilities and shareholders' equity	**$ 1,327,962**	**$ 1,113,889**

See accompanying notes.

Consolidated Statements of Income (Amounts in thousands, except per share data)

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Revenues:			
Services	$ 906,258	$ 840,346	$ 676,793
Portfolio	133,868	99,451	77,023
Portfolio sales	12,157	-	-
Total revenues	1,052,283	939,797	753,816
Operating costs and expenses:			
Payroll and related expenses	528,932	472,915	350,369
Selling, general and administrative expenses	376,606	324,187	282,268
Restructuring charge	9,621	-	-
Depreciation and amortization expense	45,787	40,225	31,628
Total operating costs and expenses	960,946	837,327	664,265
Income from operations	91,337	102,470	89,551
Other income (expense):			
Interest and investment income	3,162	3,185	3,927
Interest expense	(22,615)	(21,244)	(22,998)
Other income	30	447	1,128
Total other income (expense)	(19,423)	(17,612)	(17,943)
Income before income tax expense	71,914	84,858	71,608
Income tax expense	26,182	32,389	26,732
Income before minority interest	45,732	52,469	44,876
Minority interest	(1,213)	(606)	(2,430)
Net income	**$ 44,519**	**$ 51,863**	**$ 42,446**
Net income per share:			
Basic	$ 1.39	$ 1.71	$ 1.64
Diluted	$ 1.33	$ 1.60	$ 1.54
Weighted average shares outstanding:			
Basic	32,125	30,397	25,934
Diluted	36,158	34,652	29,895

See accompanying notes.

Consolidated Statements of Shareholders' Equity (Amounts in thousands)

	Common Stock						
	Number of Shares	*Amount*	*Other Comprehensive Income (Loss)*	*Deferred Compensation*	*Retained Earnings*	*Comprehensive Income (Loss)*	*Total*
Balance at January 1, 2003	**25,908**	**$ 321,824**	**$ (3,876)**	**$ -**	**$ 117,814**		**$ 435,762**
Issuance of common stock	80	1,687	-	-	-		1,687
Comprehensive income, net of tax: Net income	-	-	-	-	42,446	$ 42,446	42,446
Other comprehensive income (loss): Foreign currency translation adjustment	-	-	10,062	-	-	10,062	10,062
Unrealized gain on interest rate swap	-	-	460	-	-	460	460
Total comprehensive income						$ 52,968	
Balance at December 31, 2003	**25,988**	**323,511**	**6,646**	**-**	**160,260**		**490,417**
Issuance of common stock in connection with acquisitions	5,184	128,699	-	-	-		128,699
Issuance of common stock in connection with stock option plans	890	16,763	-	-	-		16,763
Exercise of common stock warrants	16	296	-	-	-		296
Issuance of restricted stock	-	4,141	-	(4,141)	-		-
Amortization of deferred compensation	-	-	-	683	-		683
Comprehensive income, net of tax: Net income	-	-	-	-	51,863	$ 51,863	51,863
Other comprehensive income (loss): Foreign currency translation adjustment	-	-	6,593	-	-	6,593	6,593
Change in fair value of foreign currency cash flow hedge, net of taxes of $ 158	-	-	287	-	-	287	287
Total comprehensive income						$ 58,743	
Balance at December 31, 2004	**32,078**	**473,410**	**13,526**	**(3,458)**	**212,123**		**695,601**
Issuance of common stock in connection with stock-based compensation plans	98	1,305	-	-	-		1,305
Issuance of restricted stock units	-	2,523	-	(2,523)	-		-
Amortization of deferred compensation	-	-	-	1,323	-		1,323
Comprehensive income, net of tax: Net income	-	-	-	-	44,519	$ 44,519	44,519
Other comprehensive income (loss): Foreign currency translation adjustment	-	-	376	-	-	376	376
Change in fair value of foreign currency cash flow hedges, net of taxes of $ 540	-	-	933	-	-	933	933
Net gains on foreign currency cash flow hedges reclassified into earnings, net of taxes of $ 538	-	-	(943)	-	-	(943)	(943)
Total comprehensive income						$ 44,885	
Balance at December 31, 2005	**32,176**	**$ 477,238**	**$ 13,892**	**$ (4,658)**	**$ 256,642**		**$ 743,114**

See accompanying notes.

Consolidated Statements of Cash Flows (Amounts in thousands)

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Cash flows from operating activities:			
Net income	$ 44,519	$ 51,863	$ 42,446
Adjustments to reconcile income from operations to net cash provided by operating activities:			
Depreciation	36,352	32,800	27,035
Amortization of intangibles	9,435	7,425	4,593
Amortization of deferred compensation	1,323	683	-
Amortization of deferred training asset	4,167	1,918	-
Provision for doubtful accounts	3,369	2,321	4,816
Allowance and impairment of purchased accounts receivable	1,240	948	1,751
Noncash interest	7,107	6,182	4,922
Gain on sale of purchased accounts receivable	(12,157)	-	-
Loss on disposal of property, equipment and other net assets	888	157	386
Changes in non-operating income	(352)	(1,591)	(2,642)
Minority interest	2,135	606	2,421
Changes in operating assets and liabilities, net of acquisitions:			
Restricted cash	900	4,950	(4,950)
Accounts receivable, trade	(18,475)	(2,715)	1,707
Deferred income taxes	24,917	28,675	18,816
Bonus receivable	10,325	(2,359)	8,026
Other assets	3,225	(13,468)	1,655
Accounts payable and accrued expenses	5,385	(17,845)	(6,561)
Income taxes payable	(19,719)	545	(4,008)
Deferred revenue	(14,789)	(4,780)	790
Other long-term liabilities	(245)	2,704	(147)
Net cash provided by operating activities	89,550	99,019	101,056
Cash flows from investing activities:			
Purchases of accounts receivable - see note 17	(45,743)	(43,549)	(48,106)
Collections applied to principal of purchased accounts receivable	69,565	70,898	72,850
Proceeds from sales and resales of purchased accounts receivable	15,880	15,863	4,536
Purchases of property and equipment	(43,499)	(27,188)	(20,498)
Net distribution from joint venture	4,464	2,083	1,540
Proceeds from notes receivable	1,147	1,403	394
Proceeds from disposal of property, equipment and other net assets	-	1,013	-
Investment in subsidiary by minority interest	32,508	-	-
Net cash paid for acquisitions and related costs	(223,808)	(21,981)	(720)
Net cash (used in) provided by investing activities	(189,486)	(1,458)	9,996
Cash flows from financing activities:			
Repayment of notes payable	(46,754)	(64,814)	(30,947)
Borrowings under notes payable	36,688	-	750
Repayment of borrowings under revolving credit agreement	(47,500)	(70,000)	(61,680)
Borrowings under revolving credit agreement	155,500	-	1,000
Payment of fees to acquire debt	(1,494)	(103)	(2,899)
Issuance of common stock, net of taxes	1,199	15,375	1,531
Net cash provided by (used in) financing activities	97,639	(119,542)	(92,245)
Effect of exchange rate on cash	(321)	2,671	1,678
Net (decrease) increase in cash and cash equivalents	(2,618)	(19,310)	20,485
Cash and cash equivalents at beginning of the period	26,334	45,644	25,159
Cash and cash equivalents at end of the period	**$ 23,716**	**$ 26,334**	**$ 45,644**

See accompanying notes.

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS:

NCO Group, Inc. is a holding company and conducts substantially all of its business operations through its subsidiaries (collectively, "the Company" or "NCO"). NCO is a leading global provider of business process outsourcing solutions, primarily focused on accounts receivable management ("ARM") and customer relationship management ("CRM"). NCO provides services to more than 22,400 active clients including many Fortune 500 companies, supporting a broad spectrum of industries, including financial services, telecommunications, healthcare, utilities, retail and commercial, transportation/logistics, education, technology and government services. These clients are primarily located throughout the United States, Canada, the United Kingdom, Europe, and Puerto Rico. The Company's largest client during 2005 was Capital One Financial Corporation and it represented 10.7 percent of the Company's 2005 consolidated revenue. The Company also purchases and manages past due consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, utilities, healthcare companies, and other consumer-oriented companies.

The Company's business consists of four operating divisions: ARM North America, CRM, Portfolio Management and ARM International.

2. ACCOUNTING POLICIES:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and all affiliated subsidiaries and entities controlled by the Company. All intercompany accounts and transactions have been eliminated.

At December 31, 2005, the Company had a $9.7 million note receivable included in the balance sheet under current and long-term other assets from a company that was previously owned by the Company. Under FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), the company that issued this note receivable is considered a variable interest entity. Based on its evaluation of this variable interest entity, the Company is not the primary beneficiary of the company; therefore, the Company has not consolidated this entity under FIN 46(R).

Revenue Recognition:

ARM Contingency Fees:

ARM contingency fee revenue is recognized upon physical receipt of funds by NCO or its client.

ARM Contractual Services:

Fees for ARM contractual services are recognized as services are performed and earned under service arrangements with clients where fees are fixed or determinable and collectibility is reasonably assured.

Long-Term Collection Contract:

The Company has a long-term collection contract with a large client to provide collection services. Prior to May 31, 2005, the contract included guaranteed collections, subject to limits, for placements from January 1, 2000 through December 31, 2003. The Company also earned a bonus to the extent collections were in excess of the guarantees.

The Company was required to pay the client, subject to limits, if collections did not reach the guarantees by the reconciliation dates. Any guarantees in excess of the limits were only satisfied with future collections. The Company is entitled to recoup at least 90 percent of any such guarantee payments from subsequent collections in excess of any remaining guarantees.

Prior to the final reconciliation date on May 31, 2005, the Company deferred all of the base service fees, subject to the limits, until the collections exceeded the collection guarantees. At the end of each reporting period, the Company assessed the need to record an additional liability if deferred fees were less than the estimated guarantee payments, if any, due to the client, subject to the limits. The last and final settlement date occurred on May 31, 2005. In September 2005, the Company paid the client $4.3 million, which represented the difference between actual collections and the guaranteed collections, subject to a limit of $13.5 million, less $9.2 million of prepayments from prior bonuses and recoveries. The Company continues to record revenue for the base service fee plus any bonus or recoupments in excess of any remaining guarantees.

CRM Hourly:
Revenue is recognized based on the billable hours of each CRM representative as defined in the client contract. The rate per billable hour charged is based on a predetermined contractual rate, as agreed in the underlying contract. The contractual rate can fluctuate based on certain pre-determined objective performance criteria related to quality and performance, reduced by any contractual performance penalties the client may be entitled to, both as measured on a monthly basis. The impact of the performance criteria and penalties on the rate per billable hour is continually updated as revenue is recognized.

CRM Performance Based:
Under performance-based arrangements, the Company is paid by its customers based on achievement of certain levels of sales or other client-determined criteria specified in the client contract. The Company recognizes performance-based revenue by measuring its actual results against the performance criteria specified in the contracts. Amounts collected from customers prior to the performance of services are recorded as deferred revenues.

Training Revenue:
In connection with the provisions of certain inbound and outbound CRM services, the Company incurs costs to train its CRM representatives. Training programs relate to both program start-up training in connection with new CRM programs ("Start-up Training") and on-going training for updates of existing CRM programs ("On-going Training"). The Company bills some of its customers for the costs incurred under these training programs based on the terms in the contract. Training revenue is integral to the CRM revenue being generated over the course of a contract and cannot be separated as a discrete earnings process under SEC Staff Accounting Bulletin No. 104. Start-up Training and On-going Training revenues are initially deferred and recognized over the shorter of term of the customer contract, or the period to be benefited. Direct costs associated with providing Start-up Training and On-going Training, which consist of salary, benefit and travel costs, are also deferred and amortized over a time period consistent with the deferred training revenue. When a business relationship is terminated with one of the Company's customers, the unamortized deferred training revenue and unamortized deferred direct costs associated with that customer are immediately recognized. At December 31, 2005, the balance of deferred training revenue was $5.0 million and deferred costs capitalized were $3.7 million.

Purchased Accounts Receivable:

Prior to January 1, 2005, the Company accounted for its investment in purchased accounts receivable on an accrual basis under the guidance of American Institute of Certified Public Accountants ("AICPA") Practice Bulletin No. 6, "Amortization of Discounts on Certain Acquired Loans," ("PB6"). Effective January 1, 2005, the Company adopted AICPA Statement of Position 03-3, "Accounting for Loans or Certain Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual versus expected cash flows over an investor's initial investment in certain loans when such differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004, and amends PB6 for loans acquired in fiscal years before the effective date. Previously issued financial statements are not restated and there is no prior period effect of these new provisions.

The Company has maintained historical collection records for all of its purchased accounts receivable, as well as debtor records, since 1986, which provides a reasonable basis for the Company's judgment that it is probable that it will ultimately collect the recorded amount of its purchased accounts receivable plus a premium or yield. The historical collection amounts also provide a reasonable basis for determining the timing of the collections. The Company uses all available information to forecast the cash flows of its purchased accounts receivable including, but not limited to, historical collections, payment patterns on similar purchases, credit scores of the underlying debtors, seller's credit policies, and location of the debtor.

The Company acquires loans in groups or portfolios that are initially recorded at cost, which includes external costs of acquiring portfolios. Once a portfolio is acquired, the accounts in the portfolio are not changed, unless replaced, returned, or sold. All acquired loans have experienced deterioration of credit quality between origination and the Company's acquisition of the loans, and the amount paid for a portfolio of loans reflects the Company's determination that it is probable the Company will be unable to collect all amounts due according to each loan's contractual terms. As such, the Company determines whether each portfolio of loans is to be accounted for individually or whether such loans will be aggregated based on common risk characteristics. The Company considers expected collections, and estimates the amount and timing of undiscounted expected principal, interest, and other cash flows (expected at acquisition) for each portfolio of loans and subsequently aggregated pools of loans. The Company determines nonaccretable difference, or the excess of the portfolio's contractual principal over all cash flows expected at acquisition as an amount that should not be accreted. The remaining amount represents accretable yield, or the excess of the portfolio's cash flows expected to be collected over the amount paid, and is accreted into earnings over the remaining life of the portfolio.

At acquisition, the Company derives an internal rate of return ("IRR") based on the expected monthly collections over the estimated economic life of each portfolio of loans (typically up to seven years, based on the Company's collection experience) compared to the original purchase price. Collections on the portfolios are allocated to revenue and principal reduction based on the estimated IRR for each portfolio of loans. Revenue on purchased accounts receivable is recorded monthly based on applying each portfolio's effective IRR for the quarter to its carrying value. Over the life of a portfolio, the Company continues to estimate cash flows expected to be collected. The Company evaluates at the balance sheet date whether the present value of its portfolios determined using the effective interest rates has decreased, and if so, records an expense to establish a valuation allowance to maintain the original IRR established at acquisition. Any increase in actual or estimated cash flows expected to be collected is first used to reverse any existing valuation allowance for that portfolio, or aggregation of portfolios, and any

remaining increases in cash flows are recognized prospectively through an increase in the IRR. The updated IRR then becomes the new benchmark for subsequent valuation allowance testing.

Portfolio Sales:

The Company accounts for proceeds from sales of aged portfolios of purchased accounts receivable above the remaining carrying value under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Revenue from these sales is recognized when the receivables are sold.

The Company applies a financial components approach. Generally, that approach focuses on control of each of the various retained or sold interests or liabilities in a given financial asset sale to conclude when a sale has actually occurred as compared to a mere financing, and the accounting for any related rights retained and/or duties committed to on an ongoing basis, including servicing. Under that approach, after a transfer of financial assets, an entity allocates a portion of its original cost of the assets to the assets sold in determining any gain or loss, and to any servicing assets it retains, such as servicing rights or rights to residual interests. Gain or loss is reported in the period of the transfer, and net of any liabilities it has incurred or will incur in the future. Assets retained are amortized over the appropriate useful life of the asset. If control has not been adequately transferred to the other party, the proceeds received are treated as financing and no gain or loss is recorded at the time of the transfer.

Credit Policy:

Management monitors its client relationships in order to minimize the Company's credit risk and assesses the likelihood of collection based on a number of factors including the client's collection history and credit-worthiness. The Company maintains a reserve for potential collection losses when such losses are deemed to be probable.

The Company has two types of arrangements under which it collects its ARM contingency fee revenue. For certain clients, the Company remits funds collected on behalf of the client net of the related contingency fees while, for other clients, the Company remits gross funds collected on behalf of clients and bills the client separately for its contingency fees.

The Company generally does not require collateral and it does not charge finance fees on outstanding trade receivables. In many cases, in the event of collection delays from ARM clients, management may, at its discretion, change from the gross remittance method to the net remittance method. The Company also maintains a reserve for deposits on debtor accounts that may ultimately prove to have insufficient funds. Trade accounts receivable are written off to the allowances when collection appears highly unlikely.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. These financial instruments potentially subject the Company to concentrations of credit risk. The Company minimizes this risk by dealing with major financial institutions that have high credit ratings.

Property and Equipment:

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful life of each class of assets using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet, and any gain or loss on the transaction is included in the statement of income.

Long-Lived Assets:

The Company periodically evaluates the net realizable value of long-lived assets, including property and equipment, internal use software, and certain identifiable intangible assets, for impairment, based on the estimated undiscounted future cash flows, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill:

Goodwill represents the excess of purchase price over the fair market value of the net assets of acquired businesses based on their respective fair values at the date of acquisition. Goodwill is tested for impairment each year on October 1, and as triggering events occur. The goodwill impairment test is performed at the reporting unit level and involves a two-step approach: the first step identifies any potential impairment and the second step measures the amount of impairment, if applicable. The first test for potential impairment uses a fair-value based approach, whereby the implied fair value of a reporting unit's goodwill is compared to its carrying amount; if the fair value is less than the carrying amount, the reporting unit's goodwill would be considered impaired. Fair value estimates are based upon the discounted value of estimated cash flows. The Company has concluded that goodwill was not impaired as of December 31, 2005.

Other Intangible Assets:

Other intangible assets consist primarily of customer relationships that are amortized over five years using the straight-line method (note 8).

Stock Options:

The Company accounts for stock option grants in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Under APB 25, because the exercise price of the stock options equaled the fair value of the underlying common stock on the date of grant, no compensation cost was recognized. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company does not recognize compensation cost based on the fair value of the options granted at grant date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table (amounts in thousands, except per share amounts) (note 14):

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Net income – as reported	$ 44,519	$ 51,863	$ 42,446
Pro forma compensation cost, net of taxes	6,631	3,292	4,372
Net income – pro forma	**$ 37,888**	**$ 48,571**	**$ 38,074**
Net income per share – as reported:			
Basic	$ 1.39	$ 1.71	$ 1.64
Diluted	$ 1.33	$ 1.60	$ 1.54
Net income per share – pro forma:			
Basic	$ 1.18	$ 1.60	$ 1.47
Diluted	$ 1.15	$ 1.51	$ 1.40

Effective December 29, 2005, the Company accelerated the vesting of outstanding unvested options to purchase the Company's common stock, which have an exercise price equal to or greater than $17.25 per share ("Eligible Options"). Any shares received upon the exercise of Eligible Options are restricted and may not be sold prior to the date on which the Eligible Options would have been exercisable under the original terms. As a result of the acceleration, options to purchase 944,308 shares of the Company's common stock became immediately exercisable. All other terms and conditions applicable to the Eligible Options remain unchanged. All terms and conditions of all options that are not Eligible Options remain unchanged. The purpose of the acceleration of the Eligible Options was to eliminate future compensation expense that would have otherwise been recognized upon the Company's adoption of SFAS 123R on January 1, 2006 (note 22). The proforma compensation cost, net of taxes, for 2005 in the table above includes $3.9 million for the effect of this acceleration.

During the years ended December 31, 2005 and 2004, compensation expense of $1.3 million and $683,000, respectively, was recorded for restricted stock units.

The estimated weighted average, grant-date fair values of the options granted during the years ended December 31, 2005, 2004 and 2003 were $7.72, $8.34 and $8.96, respectively. All options granted were at the market price of the stock on the grant date. For valuation purposes, the Company utilized the Black-Scholes option-pricing model using the following assumptions on a weighted average basis:

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Risk-free interest rate	3.82%	3.53%	3.72%
Expected life in years	5.37	4.00	5.00
Volatility factor	37.02%	36.91%	47.92%
Dividend yield	None	None	None
Forfeiture rate	5.10%	5.00%	5.00%

Income Taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

Foreign Currency Translation:

The Company has foreign subsidiaries whose local currency has been determined to be the functional currency for that subsidiary. The assets and liabilities of these foreign subsidiaries have been translated using the current exchange rates, and the income and expenses have been translated using average historical exchange rates. The adjustments resulting from translation have been recorded separately in shareholders' equity as "Other comprehensive income (loss)" and are not included in determining consolidated net income. As of December 31, 2005 and 2004, "Other comprehensive income (loss)" included $13.6 million and $13.2 million, respectively, of cumulative income from foreign currency translation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

In the ordinary course of accounting for purchased accounts receivable, estimates are made by management as to the amount and timing of future cash flows expected from each portfolio. The estimated future cash flow of each portfolio is used to compute the IRR for the portfolio, both in the case of any increases in expected cash flows, or to compute impairment or allowances in the case of decreases in expected cash flows. The IRR is used to allocate collections between revenue and principal reduction of the carrying values of the purchased accounts receivable.

On an ongoing basis, the Company compares the historical trends of each portfolio to projected collections. Future projected collections are then increased or decreased based on the actual cumulative performance of each portfolio. Management reviews each portfolio's adjusted projected collections to determine if further upward or downward adjustment is warranted. Management regularly reviews the trends in collection patterns and uses its reasonable best efforts to improve the collections of under-performing portfolios. However, actual results will differ from these estimates and a material change in these estimates could occur within one reporting period (note 5).

Derivative Financial Instruments:

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. While these derivative financial instruments are subject to fluctuations in value, these fluctuations are generally offset by the value of the underlying exposures being hedged. The Company minimizes the risk of credit loss by entering into these agreements with major financial institutions that have high credit ratings. The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value.

The Company is exposed to foreign currency fluctuations relating to its operations in Canada, the United Kingdom and the Philippines. In order to partially hedge cash flow exposure, the Company periodically enters into forward exchange contracts in order to minimize the impact of currency fluctuations on transactions and cash flows. These contracts are designated as cash flow hedges and recorded at their fair value on the accompanying balance sheets. Changes in the fair value of a cash flow hedge, to the extent that the hedge is effective, are recorded, net of tax, in other comprehensive income, until earnings are affected by the variability of the hedged cash flows. Cash flow hedge ineffectiveness, defined as the extent that the changes in fair value of the derivative exceed the variability of cash flows of the forecasted transaction, is recorded currently in the statement of income (note 15).

The Company has certain nonrecourse debt relating to its purchased accounts receivable operations that contain embedded derivative instruments. The embedded derivatives are not hedge instruments and, accordingly, changes in their estimated fair value are reported as other income (expense) in the accompanying statements of income. The embedded derivatives are included in long-term debt on the accompanying balance sheets because they are not separable from the notes payable and they have the same counterparty (note 10).

Reclassifications:

Certain amounts have been reclassified for comparative purposes.

3. RESTRUCTURING CHARGES:

During 2005, in conjunction with the integration of Risk Management Alternatives Parent Corp. ("RMA") (note 4) and streamlining the cost structure of the Company's legacy operations, the Company recorded restructuring charges of $9.6 million. These charges primarily related to the elimination of certain redundant facilities and severance costs. The Company also expects to take additional charges of approximately $10 million in the first half of 2006, which are expected to be recorded in the ARM North America and ARM International segments.

The following presents the activity in the accruals recorded for restructuring charges (amounts in thousands):

	Leases	Severance	Total
Balance at January 1, 2005	$ -	$ -	$ -
Accruals	7,020	2,601	9,621
Cash payments	(790)	(1,010)	(1,800)
Leasehold improvement write-off	(1,905)	-	(1,905)
Balance at December 31, 2005	**$ 4,325**	**$ 1,591**	**$ 5,916**

4. BUSINESS COMBINATIONS:

The following acquisitions have been accounted for under the purchase method of accounting. As part of the purchase accounting, the Company recorded accruals for acquisition-related expenses. These accruals included professional fees related to the acquisition, severance costs, lease costs and other acquisition-related expenses.

On March 26, 2004, the Company completed the merger of NCO Portfolio with a wholly owned subsidiary of the Company. The Company owned approximately 63.3 percent of the outstanding stock of NCO Portfolio prior to the merger and pursuant to the merger acquired all NCO Portfolio shares that it did not own in exchange for 1.8 million shares of NCO common stock valued at $39.8 million. The Company recorded goodwill of $15.9 million, most of which is not deductible for tax purposes.

On April 2, 2004, the Company completed the acquisition of RMH Teleservices, Inc. ("RMH") a provider of CRM services. The Company issued 3.4 million shares of NCO common stock in exchange for all of the outstanding shares of RMH and assumed 339,000 warrants and 248,000 stock options. The total value of the consideration was $88.8 million. The Company also repaid $11.4 million of RMH's pre-acquisition debt. The Company allocated $20.0 million of the purchase price to the customer relationships and recorded goodwill of $88.0 million, most of which is not deductible for tax purposes. In connection with the RMH acquisition, the Company recorded restructuring liabilities of $36.9 million under an exit plan the Company began to formulate prior to the acquisition date.

The following presents the activity in the accruals recorded for RMH acquisition related expenses (amounts in thousands):

	Severance	Leases	Other	Total
Balance at December 31, 2004	$ 487	$ 18,685	$ 1,655	$ 20,827
Cash payments	(487)	(8,584)	(1,340)	(10,411)
Accruals adjustment	-	(3,613)	(207)	(3,820)
Foreign currency translation	-	169	-	169
Balance at December 31, 2005	**$ -**	**$ 6,657**	**$ 108**	**$ 6,765**

The accrual adjustment of $3.8 million primarily relates to changes in certain lease assumptions regarding facilities leases, and was recorded as an adjustment to goodwill.

On May 25, 2005, the Company acquired Creative Marketing Strategies ("CMS"), a provider of CRM services, for $5.9 million. The purchase price included the contribution of a note receivable for $5.2 million that the Company received in 2000 in consideration for assets sold to a management-led group as part of a divestiture. The Company allocated $6.0 million of the purchase price to the customer relationship and did not record goodwill. The allocation of the fair market value to the acquired assets and liabilities of CMS was based on preliminary estimates and may be subject to change.

On September 1, 2005, the Company acquired the stock of seven wholly owned subsidiaries of Marlin Integrated Capital Holding Corporation ("Marlin"), a company that specializes in purchasing accounts receivable in the healthcare and utility sectors, for $88.4 million in two transactions. The first transaction included the acquisition of a portfolio of purchased accounts receivable for $66.3 million. The second transaction included the acquisition of certain portfolio related assets for approximately $22.1 million. An additional $3.0 million payment was deferred pending the renewal of certain forward-flow agreements. One renewal occurred in December 2005, resulting in an additional payment of $1.5 million.

The acquisition of the purchased accounts receivable portfolio was structured as an equity sharing arrangement with the Company's nonrecourse lender under the Company's nonrecourse credit facility. The lender invested $32.0 million in the acquisition, representing a 50 percent interest in the purchased accounts receivable portfolio assets. The Company funded its 50 percent portion of the acquisition of the portfolio assets and the acquisition of all of the operating assets with financing from its senior credit facility. By design, the Company controls the primary activities of the entity and as such has recorded a minority interest on its balance sheet for the lender's equity interest in the portfolio entity and has consolidated the results of operations of the portfolio entity and recorded the portion of the results of the portfolio entity it does not own as a minority interest, net of tax, on the statement of income.

The Company purchased the portfolio related assets with financing from its senior credit facility. In addition, the Company also granted an option to the nonrecourse lender to purchase up to 50 percent of the other non-portfolio assets and liabilities acquired from Marlin. The option was excercised on January 10, 2006. The transaction is expected to be completed in the first quarter of 2006, and the Company will receive $12.7 million for the 50 percent interest.

The Company allocated $5.0 million of the purchase price to the customer relationship and recorded goodwill of $17.6 million, which is deductible for tax purposes, based on preliminary estimates. We are in the process of obtaining a third party appraisal, which involves time needed for information gathering, verification and review. We do not expect to finalize the appraisal until the second quarter of 2006. From September 1, 2005, through December 31, 2005, the Company revised its allocation of the fair market value of the acquired assets and liabilities, which resulted in an increase in goodwill of $1.7 million. This increase was principally due to a $1.5 million deferred payment upon the renewal of a forward-flow agreement. As a result of the acquisition, the Company expects to expand its portfolio base and its presence in the healthcare and utility sectors, and reduce the cost of operations through economies of scale. Therefore, the Company believes the preliminary allocation of a portion of the purchase price to goodwill is appropriate.

The following is a preliminary allocation of the purchase price to the assets acquired and liabilities assumed (amounts in thousands):

Purchase price	$ 88,374
Purchased accounts receivable	(66,276)
Customer relationships	(5,000)
Other assets	(4,249)
Accrued expenses	4,782
Goodwill	**$ 17,631**

Prior to the acquisition, Portfolio Management had a 50 percent ownership interest in a joint venture, InoVision-MEDCLR NCOP Ventures, LLC ("the Joint Venture") with IMNV Holdings, LLC ("IMNV"), one of the acquired subsidiaries of Marlin. The Joint Venture was established in 2001 to purchase utility, medical and various other small balance accounts receivable. In connection with the acquisition, the Joint Venture was terminated and the Company's interest was included in the purchase accounting for the entity.

On September 12, 2005, the Company acquired substantially all of the operating assets, including purchased portfolio assets, of RMA, a provider of accounts receivable management services and purchaser of accounts receivable, for $118.9 million in cash and the assumption of certain liabilities, subject to certain post-closing adjustments. The Company funded the purchase principally with financing from its senior credit facility. The purchase price included approximately $51.0 million for RMA's purchased portfolio assets, which was funded with $35.7 million of nonrecourse financing. In conjunction with the acquisition, on July 7, 2005, RMA and all of its domestic subsidiaries filed for protection under Chapter 11 of the Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Ohio Eastern Division. The transaction was consummated under Sections 363 and 365 of the bankruptcy code. The Company allocated $16.3 million of the purchase price to the customer relationship and recorded goodwill of $37.5 million, which is deductible for tax purposes, based on preliminary estimates. From September 12, 2005, through December 31, 2005, the Company revised its allocation of the fair market value of the acquired assets and liabilities, which resulted in a decrease in goodwill of $1.8 million. This decrease was principally due to a downward adjustment in the accruals for acquisition related expenses. The Company has not finalized its purchase accounting related to the RMA acquisition, and has used estimates in determining certain allocations including the value of customer relationships, property and equipment, and certain assumed liabilities. In connection with the RMA acquisition, the Company recorded restructuring liabilities of $8.7 million under an exit plan the Company began to formulate prior to the acquisition date. These liabilities principally relate to severance costs related to certain redundant personnel that were scheduled to be eliminated upon completion of the acquisition. As a result of the acquisition, the Company expects to expand its current customer base, strengthen its relationship with certain existing customers, expand its portfolio base, and reduce the cost of operations through economies of scale. Therefore, the Company believes the preliminary allocation of a portion of the purchase price to goodwill is appropriate.

The following is a preliminary allocation of the purchase price to the RMA assets acquired and liabilities assumed (amounts in thousands):

Purchase price	$ 118,902
Transaction costs	3,143
Accounts receivable	(25,954)
Purchased accounts receivable	(50,954)
Customer relationships	(16,250)
Property and equipment	(11,312)
Deferred tax asset	(4,629)
Other assets	(3,700)
Accrued expenses and other liabilities	19,485
Accrued acquisition costs	8,747
Goodwill	**$ 37,478**

The following presents the activity in the accruals recorded for RMA acquisition related expenses (amounts in thousands):

	Severance	Leases	Other	Total
Balance at September 12, 2005	$ 9,476	$ 500	$ 3	$ 9,979
Cash payments	(5,243)	(503)	(3)	(5,749)
Accrual adjustments	(1,245)	3	10	(1,232)
Balance at December 31, 2005	**$ 2,988**	**$ -**	**$ 10**	**$ 2,998**

The following summarizes the unaudited pro forma results of operations, assuming the NCO Portfolio, RMH and RMA acquisitions described above occurred as of the beginning of the respective periods. The pro forma information presented does not include the other acquisitions because they were not considered significant business combinations. The pro forma information is provided for informational purposes only. It is based on historical information, and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations of the consolidated entities (amounts in thousands, except per share data):

	For the Years Ended December 31,	
	2005	**2004**
Revenue	$ 1,198,075	$ 1,261,785
Net income	$ 35,451	$ 50,621
Earnings per share - basic	$ 1.10	$ 1.42
Earnings per share - diluted	$ 1.06	$ 1.33

5. PURCHASED ACCOUNTS RECEIVABLE:

Portfolio Management, ARM International and the Canadian division of ARM North America purchase defaulted consumer accounts receivable at a discount from the contractual principal balance. As of December 31, 2005, the carrying values of Portfolio Management's, ARM International's and ARM North America's purchased accounts receivable were $235.4 million, $1.1 million and $1.3 million, respectively. The total outstanding balance due, representing the original undiscounted contractual amount less collections since acquisition, was $37.1 billion and $14.7 billion at December 31, 2005 and 2004, respectively.

The following summarizes the change in purchased accounts receivable (amounts in thousands):

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Balance at beginning of period	$ 138,857	$ 152,613	$ 152,448
Purchases:			
Portfolios acquired in business combinations	117,230	-	-
Cash purchases	45,743	46,837	54,133
Noncash purchases (note 17)	17,213	42,832	20,166
Collections	(200,703)	(169,167)	(149,585)
Proceeds from portfolio sales and resales applied to carrying value	(3,723)	(15,863)	(4,536)
Revenue recognized	131,138	98,269	76,735
Allowance and impairment	(1,240)	(948)	(1,751)
Dissolution of securitization	(6,399)	(13,673)	-
Residual purchased accounts receivable from previously unconsolidated subsidiary	-	-	4,515
Fair value purchase accounting adjustment	-	(2,324)	-
Foreign currency translation adjustment	(309)	281	488
Balance at end of period	**$ 237,807**	**$ 138,857**	**$ 152,613**

In the ordinary course of purchasing portfolios of accounts receivable, Portfolio Management may sell accounts from an acquired portfolio shortly after they were purchased. The proceeds from these resales are essentially equal to, and applied against, the carrying value of the accounts. Therefore, there is no gain recorded on these resales. For the years ended December 31, 2005, 2004 and 2003, proceeds from portfolio resales were $2.4 million, $10.7 million and $4.5 million, respectively.

In 2005, Portfolio Management began an on-going process to identify and sell certain aged portfolios of accounts receivable that have a low probability of payment. These aged portfolios have a low remaining carrying value. Proceeds from sales above the remaining carrying value are recorded as revenue. During the year ended December 31, 2005, Portfolio Management sold aged portfolios of accounts receivable for $13.4 million with a carrying value of $1.3 million, and recorded revenue of $12.1 million.

In 2005, the Company received $1.9 million of proceeds from the dissolution, winding up and sale of a securitization established in August 1998. The finance subsidiary holding the receivables adopted a plan of liquidation and proceeded to liquidate the receivables on behalf of and in cooperation with the securitized note insurer. The notes

matured in March 2005, at which time the notes were paid off by the note insurer and the insurer became the holder of the obligations. The securitized notes and note insurer obligations were nonrecouse to the Company. The proceeds of the sale were used to reduce the carrying value of the accounts receivable and pay down the related insurer obligations. The net effect on earnings of the winding up of the dissolution of the finance subsidiary was immaterial (note 10).

In 2004, the Company received $5.2 million of proceeds from the dissolution, winding up and sale of a securitization established in August 1999. The finance subsidiary holding the receivables adopted a plan of liquidation and proceeded to liquidate the receivables on behalf of and in cooperation with the securitized note holders prior to the December 31, 2004 maturity date of the notes. The securitized notes were nonrecourse to the Company. The proceeds of the sale were used to reduce the carrying value of the accounts receivable and pay down the related securitized note. The net effect on earnings of the winding up of the dissolution of the finance subsidiary was immaterial.

The following presents the change in the allowance for impairment of purchased accounts receivable accounted for under SOP 03-3 (amounts in thousands):

	For the Year Ended December 31, 2005
Balance at beginning of period	$ -
Additions	1,598
Recoveries	(406)
Balance at end of period	**$ 1,192**

During the years ended December 31, 2005, 2004 and 2003 impairment charges of $48,000, $948,000 and $1.8 million, respectively, were recorded from portfolios accounted for under PB6 where the carrying values exceeded the expected future undiscounted cash flows on or before December 31, 2004.

Accretable yield represents the excess of the cash flows expected to be collected during the life of the portfolio over the initial investment in the portfolio. The following presents the change in accretable yield (amounts in thousands):

	For the Years Ended December 31,	
	2005	**2004**
Balance at beginning of period	$ 160,083	$ 144,727
Additions	216,201	105,644
Accretion	(131,138)	(98,269)
Reclassifications from nonaccretable difference	44,058	7,941
Foreign currency translation adjustment	(269)	40
Balance at end of period	**$ 288,935**	**$ 160,083**

During the years ended December 31, 2005 and 2004, the Company purchased accounts receivable with a cost of $180.2 million and $89.7 million, respectively, including portfolios acquired through business combinations, that had contractually required payments receivable at the date of acquisition of $22.6 billion and $2.7 billion, respectively, and expected cash flows at the date of acquisition of $396.4 million and $195.3 million, respectively.

6. FUNDS HELD ON BEHALF OF CLIENTS:

In the course of the Company's subsidiaries' regular business activities as a provider of accounts receivable management services, the Company receives clients' funds arising from the collection of accounts placed with the Company. These funds are placed in segregated cash accounts and are generally remitted to clients within 30 days. Funds held on behalf of clients of $52.3 million and $54.3 million at December 31, 2005 and 2004, respectively, have been shown net of their offsetting liability for financial statement presentation.

7. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consisted of the following (amounts in thousands):

		December 31,	
	Estimated Useful Life	**2005**	**2004**
Computer equipment	5 years	$ 151,514	$ 128,966
Computer software developed for internal use	5 years	68,154	52,081
Furniture and fixtures	5 to 10 years	32,168	28,368
Leasehold improvements	5 to 15 years	36,395	33,104
		288,231	242,519
Less accumulated depreciation		(156,861)	(128,263)
		$ 131,370	**$ 114,256**

8. INTANGIBLE ASSETS:

Goodwill:

SFAS 142 requires goodwill to be allocated and tested at the reporting unit level. The Company's reporting units are ARM North America, CRM, Portfolio Management and ARM International, and had the following goodwill (amounts in thousands):

	For the Years Ended December 31,	
	2005	**2004**
ARM North America	$ 539,733	$ 499,980
CRM	89,799	88,027
Portfolio Management	33,572	15,941
ARM International	5,728	5,614
	$ 668,832	**$ 609,562**

The change in ARM North America's goodwill balance was due principally to the acquisition of RMA (note 4). The changes in CRM's and ARM International's goodwill balances were due principally to the exchange rate used for foreign currency translation. The change in Portfolio Management's goodwill balance was due to the acquisition of Marlin (note 4). The goodwill related to the two acquisitions in September 2005 is tentative and may change, including reclassifications to other reporting units.

Other Intangible Assets:

Other intangible assets consist primarily of customer relationships. The following represents the other intangible assets (amounts in thousands):

	December 31, 2005		December 31, 2004	
	Gross Carrying Amount	*Accumulated Amortization*	*Gross Carrying Amount*	*Accumulated Amortization*
Customer relationships	$ 55,917	$ 14,614	$ 28,761	$ 6,856
Other intangible assets	1,297	905	975	937
Total	**$ 57,214**	**$ 15,519**	**$ 29,736**	**$ 7,793**

The Company recorded amortization expense for all other intangible assets of $9.4 million, $7.4 million and $4.6 million during the years ended December 31, 2005, 2004 and 2003, respectively. The following represents the Company's expected amortization expense from these other intangible assets (amounts in thousands):

2006	$ 11,263
2007	10,911
2008	9,511
2009	6,511
2010	3,499

9. ACCRUED EXPENSES:

Accrued expenses consisted of the following (amounts in thousands):

	December 31,	
	2005	**2004**
Accrued rent and other related expense associated with the flood of the Fort Washington locations	$ 8,167	$ 8,205
Accrued interest	6,185	5,371
Restructuring costs	5,752	-
Accrued acquisition costs	5,723	16,054
Accrued contract labor expenses	4,189	925
Other accrued expenses	29,151	22,917
	$ 59,167	**$ 53,472**

10. LONG-TERM DEBT:

Long-term debt consisted of the following (amounts in thousands):

	December 31,	
	2005	**2004**
Senior credit facility	$ 170,500	$ 62,500
Convertible notes	125,000	125,000
Nonrecourse credit facility	65,995	39,786
Securitized nonrecourse debt	-	8,158
Other	5,939	15,579
Less current portion	(45,600)	(64,684)
	$ 321,834	**$ 186,339**

The following summarizes the Company's required debt payments (amounts in thousands). The payment for 2010 includes the convertible notes because the Company has the ability and intends to repay the convertible notes utilizing its senior credit facility, which matures in 2010, assuming that the convertible notes are not converted into common stock prior to their maturity date.

2006	$ 45,600
2007	22,649
2008	3,249
2009	159
2010	295,588
Thereafter	189
	$ 367,434

financial statements

Senior Credit Facility:

In June 2005, the Company amended and restated its senior credit facility ("the Credit Facility") with various participating lenders. The amended and restated Credit Facility is structured as a $300 million revolving credit facility with an option to allow the Company to increase its borrowing capacity to a maximum of $400 million, subject to obtaining commitments for such incremental capacity from existing or new lenders. The Credit Facility requires no minimum principal payments until June 18, 2010, the maturity date. At December 31, 2005, the balance outstanding on the Credit Facility was $170.5 million. The availability of the Credit Facility is reduced by any unused letters of credit ($4.4 million at December 31, 2005). As of December 31, 2005, the Company had $125.1 million of remaining availability under the Credit Facility; however, $125.0 million of this has been reserved to repay the Company's convertible notes, which mature in April 2006.

All borrowings bear interest at a rate equal to either, at the option of the Company, the prime rate (7.25 percent at December 31, 2005) or LIBOR (4.39 percent at December 31, 2005) plus a margin of 0.75 percent to 1.50 percent, which is determined quarterly based upon the Company's consolidated funded debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA") ratio. The Company is charged a fee on the unused portion of

the Credit Facility of 0.20 percent to 0.30 percent depending on the Company's consolidated funded debt to EBITDA ratio. The effective interest rate on the Credit Facility was approximately 4.91 percent and 3.75 percent for the years ended December 31, 2005 and 2004, respectively.

Borrowings under the Credit Facility are collateralized by substantially all of the assets of the Company. The Credit Facility contains certain financial and other covenants such as maintaining net worth and funded debt to EBITDA requirements, and includes restrictions on, among other things, acquisitions, the incurrence of additional debt, investments, disposition of assets and transactions with affiliates. If an event of default, such as failure to comply with covenants, or change of control, were to occur under the Credit Facility, the lenders would be entitled to declare all amounts outstanding immediately due and payable and foreclose on the pledged assets. As of December 31, 2005, the Company was in compliance with all required financial covenants and the Company was not aware of any events of default.

Convertible Notes:

At December 31, 2005, the Company had $125.0 million aggregate principal amount of 4.75 percent Convertible Subordinated Notes due April 15, 2006 ("the Notes"). The Notes are convertible into NCO common stock at a conversion price of $32.92 per share. The Notes continue to be classified as a long-term liability on the balance sheet because the Company has the ability and intends to repay the Notes utilizing its senior credit facility, which matures in 2010.

Nonrecourse Credit Facility:

On June 30, 2005, Portfolio Management amended and restated its nonrecourse credit facility with a lender and extended its existing exclusivity agreement with such lender through June 30, 2009. The new agreement provides that all purchases of accounts receivable by Portfolio Management with a purchase price in excess of $1.0 million are first offered to the lender for financing at its discretion. If the lender chooses to participate in the financing of a portfolio of accounts receivable, the financing may be structured, depending on the size and nature of the portfolio to be purchased, either as a borrowing arrangement similar to the original agreement, or under various equity sharing arrangements ranging from 25 percent to 50 percent equity provided by the lender. The lender will finance non-equity borrowings at 70 percent of the purchase price, unless otherwise negotiated, with floating interest at a rate equal to LIBOR plus 2.50 percent. As additional return, the lender receives 28 percent of the residual cash flow, unless otherwise negotiated, which is defined as all cash collections after servicing fees, floating rate interest, repayment of the borrowing, and the initial investment by Portfolio Management, including interest. These borrowings are nonrecourse to the Company and are due two years from the date of each respective loan. The Company may terminate the agreement at any time after June 2007 for a cost of $250,000 for each remaining month under the agreement. The previous financing arrangement as described below remains in effect for outstanding loans as of June 30, 2005.

Under the prior agreement, all purchases of accounts receivable by Portfolio Management with a purchase price in excess of $4.0 million must be first offered to the lender for financing at its discretion. The agreement had no minimum or maximum credit authorization. If the lender chose to participate in the financing of a portfolio of accounts receivable, the financing was at 90 percent of the purchase price, unless otherwise negotiated, with floating interest at the prime rate plus 3.25 percent. Each borrowing is due two years after the loan was made. Debt service payments equal collections less servicing fees and interest expense. As additional return, the lender receives 40

percent of the residual cash flow on loans made pursuant to the prior agreement, unless otherwise negotiated, which is defined as all cash collections after servicing fees, floating rate interest, repayment of the note, and the initial investment by Portfolio Management, including interest.

Borrowings under this financing agreement are nonrecourse to the Company, except for the assets within the entities established in connection with the financing agreement. This loan agreement contains a collections performance requirement, among other covenants, that, if not met, provides for cross-collateralization with any other portfolios financed through the agreement, in addition to other remedies. Total debt outstanding under this facility was $66.0 million and $39.8 million as of December 31, 2005 and 2004, respectively, which both included $5.6 million of accrued residual interest. The effective interest rate on these loans, including the residual interest component, was approximately 20.4 percent and 32.1 percent for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005, Portfolio Management was in compliance with all required covenants.

Upon full satisfaction of the notes payable and the return of the initial investment by Portfolio Management, including interest, as it relates to each purchase of accounts receivable under the previous agreement, the Company is obligated to pay the lender a contingent payment amount equal to 40 percent of collections received, unless otherwise negotiated, net of servicing fees and other related charges. The contingent payment has been accounted for as an embedded derivative in accordance with SFAS 133. At issuance, the loan proceeds received were allocated to the note payable and the embedded derivative. The resulting original issue discount on the note payable is amortized to interest expense through maturity using the effective interest method. At December 31, 2005 and 2004, the estimated fair value of the embedded derivative was $5.6 million. The embedded derivative for each portfolio purchase is subject to market rate revaluation each period. Absent a readily available market for such embedded derivatives, the Company bases its revaluation on similar current period portfolio purchases' underlying yields. During the year ended December 31, 2005, $56,000 was recorded as "other income" on the statement of income to reflect the revaluation of the embedded derivatives.

As part of the exclusivity agreement described above, Portfolio Management has a joint venture agreement ("the Agreement") with the lender of the nonrecourse credit facility, whereby Portfolio Management owns 65 percent of the joint venture and is the managing member, and the lender owns the remaining 35 percent interest. Each party will finance the joint venture based on predetermined percentages as negotiated for each portfolio purchase. The Agreement was established to purchase accounts receivable at the discretion of Portfolio Management, and the joint venture is consolidated into Portfolio Management's results of operations with a minority interest representing the lender's equity ownership. At December 31, 2005, the Company had $5.8 million of debt outstanding under the joint venture, which is included in the nonrecourse credit facility debt outstanding disclosed above.

Securitized Nonrecourse Debt:

Portfolio Management had a securitized nonrecourse note payable that was originally established to fund the purchase of accounts receivable. The note payable was nonrecourse to the Company, was secured by a portfolio of purchased accounts receivable, and was bound by an indenture and servicing agreement. The Company was servicer for each portfolio of purchased accounts receivable within the securitized note. This was a term note without the ability to re-borrow. Monthly principal payments on the note equaled all collections after servicing fees, collection costs, interest expense, and administrative fees.

The securitized note was established in September 1998 through a finance subsidiary. This note carried a floating interest rate of LIBOR plus 0.65 percent. The note came due on March 10, 2005, and the liability was not satisfied from collections. The liquidity reserve of $900,000, included in restricted cash as of December 31, 2004, was used to pay down the note on the due date. Upon maturity of the note on March 10, 2005, the third party note insurer was obligated to satisfy the remaining unpaid balance of $7.0 million. At such time, the note insurer became the beneficiary of the note and obtained the rights to sell the underlying receivables. On December 16, 2005, a plan of dissolution of the special purpose entity holding the assets was adopted and the assets were sold. The proceeds of the sale were used to pay down the notes, and the remaining amount due on the notes was released by the note insurer in exchange for the sales proceeds (note 5).

11. OPERATING LEASES:

The Company leases certain equipment and real estate facilities under noncancelable operating leases. These leases expire between 2006 and 2016, and most contain renewal options. The following represents the future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more. The following future minimum payments have been reduced by minimum sublease rentals of $3.0 million, due in the future under noncancelable subleases, and do not include the leases from the Company's former Fort Washington locations (note 19) (amounts in thousands).

2006	$ 43,697
2007	38,899
2008	32,886
2009	27,611
2010	21,818
Thereafter	51,654
	$ 216,565

Rent expense was $35.0 million, $27.9 million and $23.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the lease.

12. INCOME TAXES:

Income tax expense consisted of the following components (amounts in thousands):

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Currently payable:			
Federal	$ (69)	$ 360	$ 8,776
State	331	1,586	1,126
Foreign	1,003	1,768	3,548
Deferred:			
Federal	22,801	25,470	12,222
State	1,417	1,194	1,066
Foreign	699	2,011	(6)
Income tax expense	**$ 26,182**	**$ 32,389**	**$ 26,732**

Deferred tax assets (liabilities) consisted of the following (amounts in thousands):

	December 31,	
	2005	**2004**
Deferred tax assets:		
Net operating loss carryforwards	$ 42,664	$ 46,540
Deferred contractual revenue	446	9,042
Accrued acquisition costs	2,544	5,184
Accrued expenses	15,070	7,486
Total deferred tax assets	60,724	68,252
Valuation allowance	16,901	13,658
Net deferred tax assets	43,823	54,594
Deferred tax liabilities:		
Amortization	37,352	32,317
Prepaid expenses	4,962	3,242
Depreciation	11,126	8,438
Purchased accounts receivable	32,437	27,860
Total deferred tax liabilities	85,877	71,857
Net deferred tax liabilities	**$ (42,054)**	**$ (17,263)**

The Company had $53.3 million of federal net operating loss carryforwards, subject to certain limitations, available at December 31, 2005, which will expire during 2006 through 2023. These federal net operating loss carryforwards primarily relate to net operating loss carryforwards that existed as of the date of the Creditrust Merger and the RMH acquisition. Due to the Creditrust ownership change in 2001 and the RMH ownership change in 2004, the use of the net operating loss carryforwards could be substantially curtailed by Section 382 of the Internal Revenue Code. The annual use of the net operating loss carryforwards is limited under this section and such limitation is dependent on: (i) the respective fair market values of Creditrust and RMH at the time of the ownership change; and (ii) the respective net unrealized built-in gains of Creditrust at the time of the ownership change, which are recognized within five years of the Creditrust Merger date. Based on an analysis performed by the Company, it is anticipated that $20.6 million of the Creditrust and $30.6 million of the RMH net operating losses will be available for utilization after Section 382 limitations. Accordingly, a deferred tax asset was recorded, which is available to offset future reversing temporary differences and future taxable income. At year-end, these deferred tax assets were expected to be fully utilized to offset future reversing temporary differences, primarily relating to purchased accounts receivable regarding the Creditrust Merger and reversing temporary differences and income from operations regarding the RMH acquisition.

The Company had $12.5 million of Canadian net operating loss carryforwards available at December 31, 2005, which will expire in 2012. These net operating loss carryforwards relate to losses generated in the current year and the prior year from the Canadian subsidiary acquired in the RMH acquisition.

The Company has recorded state net operating loss carryforwards of $17.8 million at December 31, 2005. The deferred tax assets created by the state net operating loss carryforwards have been reduced by a $16.9 million valuation allowance due to the uncertainty that they can be realized. This represents an increase of $3.2 million

from December 31, 2004, due to additional state net operating loss carryforwards generated in 2005.

The portfolios of purchased accounts receivable are composed of distressed debt. Collection results are not guaranteed until received; accordingly, for tax purposes, any gain on a particular portfolio is deferred until the full cost of its acquisition is recovered. Revenue for financial reporting purposes is recognized ratably over the life of the portfolio. Deferred tax liabilities arise from deferrals created during the early stages of the portfolio. These deferrals reverse after the cost basis of the portfolio is recovered.

A reconciliation of the U.S. statutory income tax rate to the effective rate was as follows:

	For the Years Ended December 31,		
	2005	**2004**	**2003**
U.S. statutory income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal	1.3	2.3	2.1
Other, net	0.1	0.9	0.2
Effective tax rate	**36.4%**	**38.2%**	**37.3%**

Income from operations for the years ended December 31, 2005, 2004 and 2003, included foreign subsidiary income of $5.9 million, $21.7 million and $9.8 million, respectively. The Company's cumulative undistributed earnings of foreign subsidiaries of $26.4 million for the year ended December 31, 2005, are expected to be reinvested indefinitely, and accordingly no incremental U.S. or foreign withholding taxes have been recorded.

13. COMMON STOCK AND EARNINGS PER SHARE:

Common Stock Warrants

As of December 31, 2005, the Company had warrants outstanding to purchase 22,000 shares of NCO common stock at $32.97 per share. These warrants expire in May 2009.

In addition, as of December 31, 2005, the Company had warrants outstanding to purchase 323,000 shares of NCO common stock, which were assumed in connection with the RMH acquisition, at a weighted average price of $40.42 per share. 197,000 of these warrants expire in 2006 and 126,000 of these warrants expire in 2008.

Earnings Per Share:

Basic earnings per share ("EPS") was computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS was computed by dividing the adjusted net income by the weighted average number of common shares outstanding plus all common share equivalents. Net income is adjusted to add-back interest expense on the convertible debt, net of taxes, if the convertible debt is dilutive. The interest expense on the convertible debt, net of taxes, included in the diluted EPS calculation was $3.7 million for the years ended December 31, 2005, 2004 and 2003. Outstanding options, warrants, and convertible securities have been utilized in calculating diluted amounts per share only when their effect would be dilutive.

The reconciliation of basic to diluted weighted average shares outstanding was as follows (amounts in thousands):

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Basic	32,125	30,397	25,934
Dilutive effect of: Convertible debt	3,797	3,797	3,797
Options and restricted stock units	135	377	164
Warrants	101	81	-
Diluted	**36,158**	**34,652**	**29,895**

14. STOCK-BASED COMPENSATION:

In June 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). In September 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") and the 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). The 1995 Plan and 1996 Plan, as amended, authorized the issuance of 333,000 and 5.2 million shares, respectively, pursuant to incentive or nonqualified stock options. The Director Plan, as amended, authorized the issuance of 150,000 shares pursuant to nonqualified options. In April 2004, the Company adopted the 2004 Equity Incentive Plan (the "2004 Plan"), and in May the NCO shareholders approved the 2004 Plan. Upon adoption of the 2004 Plan, no additional options could be granted under the 1995 Plan or the 1996 Plan. The 2004 Plan authorized the issuance of up to 2.0 million shares of common stock pursuant to a variety of awards including stock options, stock appreciation rights, and restricted and unrestricted stock awards. The vesting periods for the outstanding options under the 1995 Plan, the 1996 Plan, the 2004 Plan, and the Director Plan are three years, three years, three years and one year, respectively. The options expire no later than 10 years from the date of grant, except that options granted under the 1996 Plan after May 2003 expire no later than seven years from the date of grant.

On April 2, 2004, as part of the acquisition of RMH, NCO assumed the RMH 1996 Stock Incentive Plan (the "RMH Plan"). The RMH Plan authorized the issuance of up to 419,000 shares of common stock pursuant to a variety of awards including stock options, stock appreciation rights, and restricted and unrestricted stock grants. As of April 2, 2004, there were 248,000 options outstanding. No additional awards can be granted under the RMH Plan. All options that were issued and outstanding under the RMH Plan as of April 2, 2004, became fully vested as a result of the acquisition of RMH by NCO. The options expire no later than 10 years from the date of grant.

Effective December 29, 2005, the Company accelerated the vesting of outstanding unvested options to purchase the Company's common stock, which have an exercise price equal to or greater than $17.25 per share ("Eligible Options"). Any shares received upon the exercise of Eligible Options are restricted and may not be sold prior to the date on which the Eligible Options would have been exercisable under the original terms. As a result of the acceleration, options to purchase 944,308 shares of the Company's common stock became immediately exercisable. All other terms and conditions applicable to the Eligible Options remain unchanged. All terms and conditions of all options that are not Eligible Options remain unchanged. The purpose of the acceleration was to eliminate future compensation expense associated with the Eligible Options of approximately $3.9 million, net of taxes, that would have otherwise been recognized upon the Company's adoption of SFAS 123R on January 1, 2006.

Stock Options:

A summary of stock option activity for all of the plans was as follows (amounts in thousands, except per share amounts):

	Number of Options	*Weighted Average Exercise Price Per Share*
Outstanding at January 1, 2003	4,171	$ 24.23
Granted	656	19.22
Exercised	(80)	19.02
Forfeited	(270)	25.81
Outstanding at December 31, 2003	4,477	23.50
Granted	256	24.53
Assumed from acquisitions	508	20.78
Exercised	(819)	18.62
Forfeited	(363)	26.43
Outstanding at December 31, 2004	4,059	23.94
Granted	661	21.10
Exercised	(82)	17.31
Forfeited	(251)	24.05
Outstanding at December 31, 2005	**4,387**	**$ 23.65**

The following table summarizes information about stock options outstanding as of December 31, 2005 (shares in thousands):

	Stock Options Outstanding			*Stock Options Exercisable*	
Range of Exercise Prices	*Shares*	*Weighted Average Remaining Life*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
$ 8.66 to $ 17.32	420	5.80 years	$ 15.52	411	$ 15.50
$ 17.33 to $ 25.99	2,991	6.08 years	21.93	2,991	21.93
$ 26.00 to $ 34.65	847	3.73 years	30.49	847	30.49
$ 34.66 to $ 43.31	13	3.08 years	36.95	13	36.95
$ 43.32 to $ 51.97	110	2.34 years	44.97	110	44.97
$ 51.98 to $ 77.97	6	3.55 years	62.27	6	62.27
	4,387	**5.90 years**	**$ 23.65**	**4,378**	**$ 23.66**

Restricted Stock Units:

For the year ended December 31, 2005, the Company granted 139,321 shares of restricted stock units under the 2004 Plan with a weighted average price of $17.83 per share, and recorded compensation expense of $1.3 million. For the year ended December 31, 2004, the Company granted 174,765 shares of restricted stock units under the 2004 Plan with a weighted average price of $24.88 per share, and recorded compensation expense of $683,000. Grants of restricted stock units vest over multiple cliff vesting periods and/or based on meeting performance-based targets.

15. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company enters into forward exchange contracts to minimize the impact of currency fluctuations on transactions and cash flows. These transactions are designated as cash flow hedges. The Company had forward exchange contracts for the purchase of $47.3 million and $34.4 million of Canadian dollars outstanding at December 31, 2005 and 2004, respectively, which mature within 90 days. For the year ended December 31, 2005,

the Company had net gains of $1.5 million ($933,000 after tax), of which $1.5 million ($943,000 after tax) were reclassified into earnings. For the year ended December 31, 2004, the Company had gains of $2.7 million ($1.9 million after tax), of which $2.4 million ($1.6 million after tax) were reclassified into earnings. The impact of the settlement of the Company's cash flow hedges was recorded in "payroll and related expenses" and "selling, general and administrative expenses" in the statement of income. At December 31, 2005 and 2004, the fair market value of all outstanding cash flow hedges was $436,000 and $445,000, respectively, which is included in "other assets." All of the accumulated income and loss in other comprehensive income related to cash flow hedges at December 31, 2005 and 2004, is expected to be reclassified into earnings within the next 12 months.

The Company's nonrecourse credit facility relating to purchased accounts receivable contains contingent payments that are accounted for as embedded derivatives. The contingent payment is equal to 40 percent of collections received after principal and interest, unless otherwise negotiated, net of servicing fees and other related charges. At issuance, the loan proceeds received were allocated to the note payable and the embedded derivative. The resulting original issue discount on the note payable is amortized to interest expense through maturity using the effective interest method. At December 31, 2005 and 2004, the estimated fair value of the embedded derivative was $5.6 million. The embedded derivative for each portfolio purchase is subject to market rate revaluation each period. Absent a readily available market for such embedded derivatives, the Company bases its revaluation on similar current period portfolio purchases' underlying yields. During the year ended December 31, 2005, $56,000 was recorded as "other income" on the statement of income to reflect the revaluation of the embedded derivatives.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents, Trade Accounts Receivable, and Accounts Payable:

The carrying amount reported in the balance sheets approximates fair value because of the short maturity of these instruments.

Purchased Accounts Receivable:

The Company records purchased accounts receivable at cost, which is discounted from the contractual receivable balance. The carrying value of purchased accounts receivable, which is estimated based upon future cash flows, approximates fair value at December 31, 2005 and 2004.

Notes Receivable:

The Company had notes receivable of $11.2 million and $17.7 million as of December 31, 2005 and 2004, respectively. The carrying amounts reported in the balance sheets, included in current and long-term other assets, approximated market rates for notes with similar terms and maturities, and, accordingly, the carrying amounts approximated fair value. The Company reviews the recoverability of the notes receivable on a quarterly basis to determine if an impairment charge is required.

Long-Term Debt:

The stated interest rates of the Company's nonconvertible debt approximate market rates for debt with similar terms and maturities, and, accordingly, the carrying amounts approximate fair value. The estimated fair value of the Company's convertible debt was $117.5 million and $136.4 million as of December 31, 2005 and 2004, respectively, based on the closing market price for the convertible securities on December 31, 2005 and 2004, respectively.

17. SUPPLEMENTAL CASH FLOW INFORMATION:

The following are supplemental disclosures of cash flow information (amounts in thousands):

	For the Years Ended December 31,		
	2005	**2004**	**2003**
Cash paid for interest	$ 21,934	$ 22,448	$ 23,044
Cash paid for income taxes	15,539	12,280	12,310
Noncash investing and financing activities: Fair value of assets acquired	252,600	231,610	-
Common stock issued for acquisitions	-	128,699	-
Liabilities assumed from acquisitions	38,790	103,018	-
Nonrecourse borrowings to purchase accounts receivable	17,213	42,832	20,166
Dissolution of securitized nonrecourse debt and other assets	6,399	13,673	-
Deferred portion of purchased accounts receivable	-	3,288	6,027
Contribution of note receivable for acquisition	5,154	-	-
Elimination of equity investment in connection with acquisition	2,780	-	-
Adjustment to RMH acquisition accrual	3,820	-	-
Deferred compensation from restricted stock	2,523	4,141	-
Dissolution of investment in securitization	-	-	4,515
Note receivable from disposal of net assets	-	2,040	-
Disposal of fixed assets	1,128	-	-
Warrants exercised	-	169	-

Nonrecourse borrowings to purchase accounts receivable represent Portfolio Management's purchases of large accounts receivable portfolios financed through the nonrecourse credit facility prior to August 2005. These borrowings were noncash transactions since the lender sent payments directly to the seller of the accounts. After August 2005, all borrowings under the nonrecourse credit facility were sent directly to the Company.

18. EMPLOYEE BENEFIT PLANS:

The Company has a savings plan under Section 401(k) of the Internal Revenue Code, referred to as the Plan, for its U.S. employees. The Plan allows all eligible employees to defer up to 15 percent of their income on a pretax basis through contributions to the Plan, subject to limitations under Section 401(k) of the Internal Revenue Code. The Company will provide a matching contribution of 25 percent of the first six percent of an employee's contribution. The Company also has similar type plans for its international employees. The charges to operations for the matching contributions were $2.7 million, $3.1 million and $2.4 million for 2005, 2004 and 2003, respectively.

On December 30, 2004, the Company adopted a deferred compensation plan, referred to as the Deferred Compensation Plan, to permit eligible employees of the Company to defer receipt and taxation of their compensation from the Company each year up to the limit in effect under Section 402(g) of the Internal Revenue Code, less amounts contributed to the Deferred Compensation Plan. The Company, at its discretion, may make a contribution that will be allocated among participants in proportion to their deferrals for such year. All executive officers and other key employees designated by the Company are eligible to participate in the Deferred Compensation Plan.

19. COMMITMENTS AND CONTINGENCIES:

Purchase Commitments:

The Company enters into noncancelable agreements with various telecommunications companies, a foreign labor subcontractor in India, and other vendors that require minimum purchase commitments. These agreements expire between 2006 and 2009. The following represents the future minimum payments, by year and in the aggregate, under noncancelable purchase commitments (amounts in thousands):

2006	$ 44,335
2007	41,244
2008	11,471
2009	1,256
	$ 98,306

The Company incurred $48.4 million, $33.2 million and $18.9 million of expense in connection with these purchase commitments for the years ended December 31, 2005, 2004 and 2003, respectively.

Forward-Flow Agreements:

As of December 31, 2005, the Company had three fixed price agreements, or forward-flows, that obligate the Company to purchase, on a monthly basis, portfolios of charged-off accounts receivable meeting certain criteria. The Company is obligated to purchase accounts receivable of approximately $720,000, $450,000 and $60,000 per month through October 2006, December 2006 and May 2006, respectively.

In connection with the Marlin acquisition, the Company acquired several forward-flows with institutions to purchase medical and utility portfolios of charged-off accounts receivable meeting certain criteria, aggregating approximately $2.2 million per month. The terms of the agreements vary; they can be terminated with either 30 days, 60 days or 90 days written notice.

Litigation and Investigations:

The Company is party, from time to time, to various legal proceedings, regulatory investigations and tax examinations incidental to its business. The Company continually monitors these legal proceedings, regulatory investigations and tax examinations to determine the impact and any required accruals.

Fort Washington Flood:

In June 2001, the first floor of the Company's Fort Washington, Pennsylvania, headquarters was severely damaged by a flood caused by remnants of Tropical Storm Allison. As previously reported, during the third quarter of 2001, the Company decided to relocate its corporate headquarters to Horsham, Pennsylvania. The Company filed a lawsuit in the Court of Common Pleas, Montgomery County, Pennsylvania (Civil Action No. 01-15576) against the current landlord and the former landlord of the Fort Washington facilities to terminate the leases and to obtain other relief. The landlord and the former landlord filed counter-claims against the Company. Due to the uncertainty of the outcome of the lawsuit, the Company recorded the full amount of rent due under the remaining terms of the leases during the third quarter of 2001.

In April 2003, the former landlord defendants filed a joinder complaint against certain current and former officers and/or directors of the Company, to name such persons as additional defendants and alleging, among other things, that they breached their fiduciary duties to the Company.

In January 2004, the Court, in ruling on the preliminary objections, allowed the former landlord defendants' suit to proceed against these individuals, but struck from the complaint the breach of fiduciary duty allegations asserting violations of duties owed by individual officers to the Company.

Securities and Exchange Commission:

In September 2005, the Company reached a final settlement with the SEC, concluding the SEC's investigation of the Company and certain of its officers. Without admitting or denying any wrongdoing, the Company consented to the entry of an administrative order directing it to cease and desist from committing or causing violations of certain non-fraud provisions of the federal securities laws relating to financial reporting and internal control requirements, now and in the future. The Company did not pay any civil monetary penalty in connection with the settlement. The investigation did not lead to any sanctions being levied against any of the Company's officers.

In January 2005, the Company received notification from the Staff of the Securities and Exchange Commission ("the Staff") informing the Company that it intended to issue a formal notification (commonly known as a "Wells notice") to NCO and certain of its officers recommending that the Securities and Exchange Commission ("the SEC") bring civil proceedings against NCO and such officers alleging violations of certain non-fraud provisions of the federal securities laws relating to financial reporting and internal control requirements. The potential violations related to the Company's revenue recognition policy relating to a long-term collection contract, which the Company had previously corrected in 2003, and the Company's revenue recognition policy regarding the timing of revenue recognized on certain cash receipts related to contingency revenues.

The notification from the Staff informed the Company that the Company's long-standing policy with respect to the timing of revenue recognized on certain cash receipts related to contingency revenues was inconsistent with the Staff's interpretation of Staff Accounting Bulletin No. 104 ("SAB 104"). The Company previously recognized contingency fee revenue attributable to payments postmarked prior to the end of the period and received in the mail from the consumers on the first business day after such period as applicable to the prior reporting period. This revenue recognition policy had been in effect since prior to NCO becoming a public company and was consistently applied over time. The Company corrected its policy in the fourth quarter of 2004 in order to recognize revenue when physically received. The impact of this correction was a $2.7 million reduction in revenue and a $947,000 reduction in net income, or $0.03 per diluted share, for the year ended December 31, 2004. No restatement of prior period financial statements was required for this correction, and it did not have a material impact on the comparability of operating results for the year ended December 31, 2005.

U.S. Department of Justice:

On February 24, 2006, the U.S. Department of Justice alleged certain civil damages of approximately $5.0 million. The alleged damages relate to a matter the Company self reported to federal authorities and the client in 2003 involving three employees who engaged in unauthorized student loan consolidations in connection with a client contract. The responsible employees were terminated at that time in 2003. The Company does not agree with the allegations regarding damages and has and will continue to engage in discussions with the Department of Justice in an effort to amicably resolve the matter. The Company has been advised and expects that actual damages incurred as a result of this incident, if any, will be covered by insurance.

Other:

The Company is involved in other legal proceedings, regulatory investigations and tax examinations from time to time in the ordinary course of its business. Management believes that none of these other legal proceedings, regulatory investigations or tax examinations will have a materially adverse effect on the financial condition or results of operations of the Company.

20. SEGMENT REPORTING:

As of December 31, 2005, the Company's business consisted of four operating divisions: ARM North America, CRM, Portfolio Management and ARM International. The accounting policies of the segments are the same as those described in note 2, "Accounting Policies."

ARM North America provides accounts receivable management services to consumer and commercial accounts for all market sectors including financial services, healthcare, retail and commercial, telecommunications, utilities, education, and government. ARM North America serves clients of all sizes in local, regional and national markets in the United States and Canada. In addition to traditional accounts receivable collections, these services include developing the client relationship beyond bad debt recovery and delinquency management, and delivering cost-effective accounts receivable solutions to all market sectors. The Company's acquisition of the operating assets of RMA located in North America was included in the ARM North America segment. For the years ended December 31, 2005 and 2004, ARM North America received $761.3 million and $703.2 million, respectively, of revenue from U.S. customers and $28.2 million and $29.4 million, respectively, of revenue from Canadian customers. ARM North America had total assets, net of any intercompany balances, of $826.2 million, $751.6 million and $762.3 million at December 31, 2005, 2004 and 2003, respectively. ARM North America had capital expenditures of $26.7 million, $23.6 million, and $20.2 million of capital expenditures for the years ended December 31, 2005, 2004 and 2003, respectively. ARM North America also provides accounts receivable management services to Portfolio Management. ARM North America recorded revenue of $87.0 million, $63.1 million and $49.1 million for these services for the years ended December 31, 2005, 2004 and 2003, respectively. Included in ARM North America's intercompany revenue for the year ended December 31, 2005, was $4.9 million of commissions from the sale of portfolios by Portfolio Management.

With the April 2004 acquisition of RMH, the CRM division was formed. The CRM division provides customer relationship management services to clients in the United States and Canada through offices in the United States, Canada, the Philippines and Panama. For the year ended December 31, 2005, CRM received $186.0 million from U.S. customers and $4.4 million from Canadian customers. CRM had total assets, net of any intercompany balances, of $201.7 million and $183.6 million at December 31, 2005 and 2004, respectively. CRM had capital expenditures of $15.5 million and $3.2 million for the year ended December 31, 2005 and 2004, respectively.

Portfolio Management purchases and manages defaulted consumer accounts receivable from consumer creditors such as banks, finance companies, retail merchants, utilities, healthcare companies and other consumer oriented companies. The Company's acquisition of the purchased portfolio assets of RMA and the acquisition of Marlin was included in the Portfolio Management segment. Portfolio Management had total assets, net of any intercompany balances, of $283.7 million, $163.4 million and $170.4 million at December 31, 2005, 2004 and 2003, respectively.

ARM International provides accounts receivable management services across the United Kingdom. The Company's acquisition of the operating assets of RMA located in the United Kingdom was included in the ARM International

segment. ARM International had total assets, net of any intercompany balances, of $16.4 million, $15.3 million and $13.4 million at December 31, 2005, 2004 and 2003, respectively. ARM International had capital expenditures of $1.3 million, $360,000, and $312,000 of capital expenditures for the years ended December 31, 2005, 2004 and 2003, respectively. ARM International also provides accounts receivable management services to Portfolio Management. ARM International recorded revenue of $272,000, $398,000 and $425,000 for these services for the years ended December 31, 2005, 2004 and 2003, respectively.

The following tables present the revenue, payroll and related expenses, selling, general and administrative expenses, and earnings before interest, taxes, depreciation, and amortization ("EBITDA") for each segment. EBITDA is used by the Company's management to measure the segments' operating performance and is not intended to report the segments' operating results in conformity with generally accepted accounting principles.

For the Year Ended December 31, 2005 (amounts in thousands)

	Revenue	Payroll and Related Expenses	Selling, General and Admin. Expenses	Restructuring Charge	EBITDA
ARM North America	$ 789,492	$ 367,714	$ 332,202	$ 7,724	$ 81,852
CRM	190,400	145,892	35,450	846	8,212
Portfolio Management	144,719	5,726	91,493	-	47,500
ARM International	14,992	9,600	4,781	1,051	(440)
Eliminations	(87,320)	-	(87,320)	-	-
Total	**$ 1,052,283**	**$ 528,932**	**$ 376,606**	**$ 9,621**	**$ 137,124**

For the Year Ended December 31, 2004 (amounts in thousands)

	Revenue	Payroll and Related Expenses	Selling, General and Admin. Expenses	EBITDA
ARM North America	$ 732,619	$ 349,194	$ 291,571	$ 91,854
CRM	159,024	113,719	26,658	18,647
Portfolio Management	98,023	2,095	65,621	30,307
ARM International	13,582	7,907	3,788	1,887
Eliminations	(63,451)	-	(63,451)	-
Total	**$ 939,797**	**$ 472,915**	**$ 324,187**	**$ 142,695**

For the Year Ended December 31, 2003 (amounts in thousands)

	Revenue	Payroll and Related Expenses	Selling, General and Admin. Expenses	EBITDA
ARM North America	$ 713,941	$ 341,068	$ 274,445	$ 98,428
Portfolio Management	75,456	1,734	53,612	20,110
ARM International	13,977	7,567	3,769	2,641
Eliminations	(49,558)	-	(49,558)	-
Total	**$ 753,816**	**$ 350,369**	**$ 282,268**	**$ 121,179**

21. RELATED PARTY TRANSACTIONS:

Eric S. Siegel, a director of NCO Group, Inc., is a director of PSC Info Group ("PSC"), a provider of outsourced mail services and related document management services. Mr. Siegel also owns less than 1% of the outstanding common stock and provides nonoperational consulting services to PSC. For the years ended December 31, 2005 and 2004, the Company paid PSC a total of $31.5 million and $30.3 million, respectively, for producing and mailing collection letters, which the Company believes was comparable to or less than what other mail outsourcing companies would charge for similar volumes of business. Mr. Siegel has not been, and will not be involved in the negotiation or the administration of the Company's contract with PSC.

Prior to March 2004, the Company used an airplane that was partly owned by Michael J. Barrist, Chairman, President, and Chief Executive Officer of NCO. The Company reimbursed Mr. Barrist for the use of the plane based on a per-hour rate. The per-hour rate consisted of actual operating costs plus the hourly cost equivalent for the monthly management fee, interest and depreciation. The Company paid costs of $209,000 and $719,000 for the years ended December 31, 2004 and 2003, respectively. In February 2004, the Company took an assignment of rights held by Mr. Barrist under a deposit agreement and a related maintenance agreement to purchase an interest in a new airplane. The Company believed that the assignment of the deposit agreement and maintenance agreement allowed it to purchase the interest in the new airplane, and receive maintenance, at prices less than it would otherwise have been able to obtain if it entered into new agreements with the manufacturer. Upon purchasing the interest in the new airplane in March 2004, the prior arrangement with Mr. Barrist concerning the Company's use of his airplane was terminated. For the years ended December 31, 2005 and 2004, Mr. Barrist reimbursed the Company $100,000 and $120,000, respectively, for his personal use of the aircraft.

The Company was party to certain split-dollar life insurance policies, which were purchased in 1997. These policies separately insured: (i) the joint lives of Michael J. Barrist and his spouse; and (ii) the joint lives of Charles C. Piola, Jr. and his spouse. In November 2002, it was determined that the Company would suspend payment of premiums for these policies. Subsequently, the Company decided to terminate the split-dollar agreements. In conjunction with this termination, the Company transferred the existing policies to the insured, and was reimbursed during 2003 for all premiums paid on theses policies.

22. RECENTLY ISSUED AND PROPOSED ACCOUNTING PRONOUNCEMENTS:

FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment":

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123R requires that the cost of all share-based payments to employees, including stock option grants, be recognized in the financial statements based on their fair values, as currently permitted but not required under SFAS 123. The standard will apply to newly granted awards and previously granted awards that are not fully vested on the date of adoption. Companies must adopt SFAS 123R no later than the beginning of their next fiscal year that begins after June 15, 2005. Accordingly, the Company will adopt the standard on January 1, 2006.

Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used when the standard is adopted. Transition methods allowed under the standard are modified retrospective adoption, in which

prior periods may be restated either as of the beginning of the year of adoption or for all periods presented, or modified prospective adoption, which requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS 123R. The Company has determined that it will use modified prospective method of adoption.

Effective December 29, 2005, the Company accelerated the vesting of outstanding unvested stock options that have an exercise price equal to or greater than $17.25 per share ("Eligible Options"). Any shares received upon the exercise of Eligible Options are restricted and may not be sold prior to the date on which the Eligible Options would have been exercisable under the original terms. As a result of the acceleration, options to purchase 944,308 shares of the Company's common stock became immediately exercisable. All other terms and conditions applicable to the Eligible Options remain unchanged. All terms and conditions of all options that are not Eligible Options remain unchanged. The purpose of the acceleration was to eliminate future compensation expense associated with the Eligible Options of approximately $3.9 million, net of taxes, that would have otherwise been recognized upon the Company's adoption of SFAS 123R on January 1, 2006.

The Company currently accounts for stock option grants to employees under APB 25 using the intrinsic value method, as permitted by SFAS 123. Under APB 25, because the exercise price of the stock options equals the fair value of the underlying common stock on the date of grant, no compensation cost is recognized. The Company does not anticipate that the adoption of SFAS 123R will have a material impact on its cash flows or financial position, but it will reduce reported net income and earnings per share because under SFAS 123R the Company will be required to recognize compensation expense for stock options granted to employees. The impact of the adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, stock price volatility, forfeitures and employee stock option exercise behavior. However, valuation of employee stock options under SFAS 123 is similar to SFAS 123R, with minor exceptions. The impact on the Company's results of operations and earnings per share had the Company adopted SFAS 123, is described in note 2.

SOP 03-3 Accounting for Certain Loans or Debt Securities Acquired in a Transfer:

In October 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-03, "Accounting for Loans or Certain Securities Acquired in a Transfer," referred to as SOP 03-3. SOP 03-3 addresses accounting for differences between contractual balances of an investor's initial investment, or the face value, of certain acquired loans and the expected cash flows from those loans when such differences are attributable, in part, to credit quality. SOP 03-3 applies to the Company's purchased accounts receivable portfolios and effective for portfolios acquired in fiscal years beginning after December 15, 2004, and amends Practice Bulletin No. 6 for portfolios acquired in fiscal years before the effective date.

Under SOP 03-3, if the collection estimates established when acquiring a portfolio are subsequently lowered, an allowance for impairment and a corresponding expense is established in the current period for the amount required to maintain the original internal rate of return, or "IRR," expectations. Prior guidance required lowering the IRR for the remaining life of the portfolio. If collection estimates are raised, increases are first used to recover any previously recorded allowances and the remainder is recognized prospectively through an increase in the IRR. This updated IRR must be used for subsequent impairment testing.

The Company adopted SOP 03-3 on January 1, 2005, however previously issued annual financial statements were not restated and there is no prior period effect of these new provisions. Portfolios acquired prior to December 31,

2004 continue to be governed by PB6, as amended by SOP 03-3, which will set the IRR at December 31, 2004 as the IRR to be used for impairment testing in the future. Because any reductions in expectations are recognized as an expense in the current period and any increases in expectations are recognized over the remaining life of the portfolio, SOP 03-3 increases the probability that the Company will incur impairments in the future, and these impairments could be material.

FASB Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3":

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"), which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. It does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The Company does not believe the adoption of SFAS No. 154 will have a material impact on its financial statements.

FASB Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140":

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" (" SFAS No. 155"). This statement amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for hybrid financial instruments that contain embedded derivatives that would require separate accounting. In addition, the statement establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain embedded derivatives. SFAS No. 155 is effective for all financial instruments acquired or issued beginning after an entity's fiscal year beginning on September 15, 2006 with earlier adoption permitted. Management is evaluating the statement and does not believe that it will have a material impact on the Company's financial statements.

23. SUBSEQUENT EVENTS:

On January 10, 2006, the Company's nonrecourse lender exercised their option to purchase up to 50 percent of the operating assets acquired from Marlin, after receiving an extension of the original expiration date of November 29, 2005. The transaction is expected to be completed in the first quarter of 2006, and the Company will receive $12.7 million for the 50 percent interest.

In February 2006, the Company's employees at its call center in Surrey, British Columbia, Canada voted in favor of joining the B.C Government and Services Employees' Union. This facility provides customer relationship management services and generated approximately two percent of the Company's consolidated 2005 revenue. The financial impact of such organizing effort is currently not known.

24. ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The following table presents the activity in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 (amounts in thousands):

		Additions			
	Balance at beginning of year	*Charged to costs and expenses*	*Charged to other accounts*	*Deductions* [1]	*Balance at end of year*
Year ended December 31, 2005: Allowance for doubtful accounts	$ 7,878	$ 3,369	$ -	$ (3,168)	$ 8,079
Year ended December 31, 2004: Allowance for doubtful accounts	$ 7,447	$ 2,321	$ -	$ (1,890)	$ 7,878
Year ended December 31, 2003: Allowance for doubtful accounts	$ 7,285	$ 4,816	$ -	$ (4,654)	$ 7,447

[1] Uncollectible accounts written off, net of recoveries.

25. UNAUDITED QUARTERLY RESULTS:

The following tables contain selected unaudited Consolidated Statement of Income data for each quarter for the years ended December 31, 2005 and 2004 (amounts in thousands, except per share data). The operating results for any quarter are not necessarily indicative of results for any future period.

	2005 Quarters Ended			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**
Revenues	$ 260,349	$ 252,443	$ 249,154	$ 290,337
Income from operations	28,823	27,686	16,076	18,752
Net income	15,263	14,135	7,621	7,500
Net income per share: Basic	$ 0.48	$ 0.44	$ 0.24	$ 0.23
Diluted	$ 0.45	$ 0.42	$ 0.24	$ 0.23

	2004 Quarters Ended			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**
Revenues	$ 201,231	$ 255,255	$ 246,046	$ 237,264
Income from operations	25,769	27,533	25,591	23,577
Net income	11,983	14,419	13,253	12,208
Net income per share: Basic	$ 0.46	$ 0.46	$ 0.42	$ 0.38
Diluted	$ 0.43	$ 0.43	$ 0.39	$ 0.36

For the quarters ended September 30, 2005 and December 31, 2005, the convertible debt was antidilutive, and therefore not included in the diluted EPS calculations.

In the second and third quarters of 2005, the Company classified gains on sales of aged portfolios of accounts receivable as other income. In the fourth quarter of 2005, it was determined that these sales are an integral part of

the Company's business model and such amounts should be classified as revenue. Prior quarter's results have been restated to conform to this presentation.

During the third and fourth quarters of 2005, the Company recorded charges associated with the restructuring of the Company's legacy operations to streamline its cost structure of $2.4 million and $7.2 million, respectively, and integration charges related to acquisitions of $1.3 million and $591,000, respectively.

In the fourth quarter of 2004, the Company corrected one of its revenue recognition policies. The impact of this correction was a reduction of revenues of $2.7 million, income from operations of $1.1 million, net income of $947,000 and $0.03 per basic and diluted share.

In the fourth quarter of 2004, the Company was able to resolve several outstanding matters. These included the settlement of two customer contracts, the negotiation of a settlement of an outstanding claim with a vendor, and the resolution of certain matters with other customers. The net result of these matters was a decrease in selling, general and administrative expenses of $3.0 million.

Market for Common Stock and Dividend Policy

NCO Group, Inc.'s common stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol "NCOG." The following table sets forth, for the fiscal quarters indicated, the high and low sale prices for the common stock, as reported by Nasdaq.

2004	*High*	*Low*
First Quarter	$ 24.86	$ 20.75
Second Quarter	26.69	22.51
Third Quarter	26.97	24.19
Fourth Quarter	27.70	24.19
2005		
First Quarter	$ 25.34	$ 18.79
Second Quarter	22.62	16.89
Third Quarter	24.31	20.18
Fourth Quarter	20.50	15.28

On March 14, 2006, there were approximately 141 holders of record of our common stock.

NCO has never declared or paid cash dividends on its common stock, and does not anticipate paying cash dividends on its common stock in the foreseeable future. NCO currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of NCO and will depend upon, among other things, NCO's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other factors that NCO's Board of Directors deems relevant.

Forward-Looking Statements

Certain statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as elsewhere in the Annual Report, other than statements of historical fact, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, and the regulations thereunder), which are intended to be covered by the safe harbors created thereby. Forward-looking statements include, without limitation, statements as to NCO's expected future results of operations, NCO's growth strategy, fluctuations in quarterly operating results, the integration of acquisitions, restructuring charges, the final outcome of NCO's litigation with its former landlord, the effects of terrorist attacks, war and the economy on NCO's business, expected increases in operating efficiencies, anticipated trends in the business process outsourcing industry, referred to as BPO, estimates of future cash flows and allowances for impairments of purchased accounts receivable, estimates of goodwill impairments and amortization expense of other intangible assets, the effects of legal proceedings, regulatory investigations and tax examinations, the effects of changes in accounting pronouncements, and statements as to trends or NCO's or management's beliefs, expectations and opinions. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "should," "guidance," "potential," "continue," "project," "forecast," "confident," and similar expressions are typically used to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties and may be affected by various factors that may cause actual results to differ materially from those in the forward-looking statements. In addition to the factors discussed in this report, certain risks, uncertainties and other factors, including, without limitation, the risk that NCO will not be able to achieve expected future results of operations, the risk that NCO will not be able to implement its growth strategy as and when planned, risks associated with growth and acquisitions, including the acquisition of the assets of Risk Management Alternatives Parent Corp., referred to as RMA, and all of RMA's subsidiaries, and the acquisition of subsidiaries from Marlin Integrated Capital Holding Corporation, referred to as Marlin, the risk that NCO will not be able to realize operating efficiencies in the integration of its acquisitions, fluctuations in quarterly operating results, risks relating to the timing of contracts, risks related to purchased accounts receivable, risks related to possible impairment of goodwill and other intangible assets, risks related to union organizing efforts at NCO's facilities, risks associated with technology, risks related to the implementation of NCO's Enterprise Resource Planning system, risks related to the final outcome of NCO's litigation with its former landlord, risks related to NCO's litigation, regulatory investigations and tax examinations, risks related to past or possible future terrorist attacks, risks related to the threat or outbreak of war or hostilities, risks related to the domestic and international economies, the risk that NCO will not be able to improve margins, risks related to NCO's international operations, risks related to the availability of qualified employees, particularly in new or more cost-effective locations, risks related to currency fluctuations, risks related to reliance on independent telecommunications service providers, risks related to changes in government regulations affecting the teleservices and telecommunications industries, risks related to competition from other outside providers of BPO services and the in-house operations of existing and potential clients, and other risks detailed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2005, can cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements.

NCO disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

Corporate Headquarters
507 Prudential Road
Horsham, PA 19044
215.441.3000

Independent Registered Public Accounting Firm
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Counsel
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103

Transfer Agent and Registrar
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

Annual Meeting
The Annual Meeting
of the Shareholders
of NCO Group, Inc will be held:

May 16, 2006 at 2:00 pm
NCO Corporate Headquarters
507 Prudential Road
Horsham, PA 19044

Directors

Michael J. Barrist
Chairman of the Board
President
and Chief Executive Officer
NCO Group, Inc.

William C. Dunkelberg, Ph.D
Professor of Economics
Fox School of Business
& Management
Temple University

Ronald J. Naples
Chairman of the Board
and Chief Executive Officer
of the Quaker Chemical Corporation

Leo J. Pound
Principal, Pound Consulting

Eric S. Siegel
President and Owner
Siegel Management Company

Allen F. Wise
Chairman of the Board
Coventry Health Care Inc.
Former President and Chief
Executive Officer (retired)

Executive Officers

Michael J. Barrist
Chairman of the Board
President and Chief Executive Officer

Charles F. Burns
Executive Vice President –
Business Process Outsourcing

Stephen W. Elliott
Executive Vice President –
Information Technology
and Chief Information Officer

Joshua Gindin, Esq.
Executive Vice President
and General Counsel

Steven L. Leckerman
Executive Vice President
and Chief Operating Officer –
Accounts Receivable Management,
North America

Paul E. Weitzel, Jr.
Executive Vice President –
Corporate Development
and International Operations

Steven L. Winokur
Executive Vice President,
Chief Financial Officer
and Chief Operating Officer –
Shared Services

Albert Zezulinski
Executive Vice President –
Global Portfolio Operations



WWW.NCOGROUP.COM